SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 28 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2022 and 2021

KT Corporation and Subsidiaries

Index

September 30, 2022 and 2021

Page(s)
Report on Review of Interim Financial Statements	1–2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3–4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7–8

Consolidated Interim Statements of Cash Flows	9–10

Notes to the Consolidated Interim Financial Statements	11–69

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2022, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2022. The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

November 14, 2022

Seoul, Korea

This report is effective as of November 14, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2022 and December 31, 2021

(in millions of Korean won)	Notes	September 30, 2022 (Unaudited)		December 31, 2021
Assets
Current assets
Cash and cash equivalents	4	~~W~~	3,095,100	~~W~~	3,019,592
Trade and other receivables, net	4,5		5,654,856		5,087,490
Other financial assets	4,6		1,325,653		1,185,659
Current tax assets			1,323		5,954
Inventories, net	7		675,696		514,145
Current assets held for sale	9		—		1,187
Other current assets	8		2,289,613		2,044,323

Total current assets			13,042,241		11,858,350

Non-current assets
Trade and other receivables, net	4,5		1,414,782		1,091,326
Other financial assets	4,6		2,392,573		822,379
Property and equipment, net	10		14,466,026		14,464,886
Right-of-use assets	17		1,319,084		1,248,308
Investment properties, net	10		1,879,497		1,720,654
Intangible assets, net	10		3,266,185		3,447,333
Investments in associates and joint ventures	11		1,445,468		1,288,429
Deferred tax assets			602,715		423,728
Other non-current assets	8		822,940		793,948

Total non-current assets			27,609,270		25,300,991

Total assets		~~W~~	40,651,511	~~W~~	37,159,341

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2022 and December 31, 2021

(in millions of Korean won)	Notes	September 30, 2022 (Unaudited)		December 31, 2021
Liabilities
Current liabilities
Trade and other payables	4,12	~~W~~	6,795,371	~~W~~	6,641,422
Borrowings	4,13		2,052,015		1,731,422
Other financial liabilities	4,6		103,046		72,807
Current tax liabilities			339,996		266,430
Provisions	14		119,357		171,316
Deferred income	20		64,292		64,742
Other current liabilities	8		1,109,560		1,124,293

Total current liabilities			10,583,637		10,072,432

Non-current liabilities
Trade and other payables	4,12		1,087,860		1,338,781
Borrowings	4,13		8,314,576		6,706,281
Other financial liabilities	4,6		390,536		424,859
Net defined benefit liabilities	15		269,342		197,883
Provisions	14		90,846		86,081
Deferred income	20		167,415		194,309
Deferred tax liabilities			799,789		643,958
Other non-current liabilities	8		1,041,893		927,596

Total non-current liabilities			12,162,257		10,519,748

Total liabilities			22,745,894		20,592,180

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		13,857,314		13,287,390
Accumulated other comprehensive income (loss)			(52,399)		117,469
Other components of equity	19		(688,502)		(1,433,080)

			16,121,170		14,976,536
Non-controlling interests			1,784,447		1,590,625

Total equity			17,905,617		16,567,161

Total liabilities and equity		~~W~~	40,651,511	~~W~~	37,159,341

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month and Nine-Month Periods Ended September 30, 2022 and 2021

		Periods Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Nine months		Three months		Nine months
Operating revenue	20	~~W~~	6,477,201	~~W~~	19,067,053	~~W~~	6,217,382	~~W~~	18,274,420
Operating expenses	21		6,024,319		17,528,381		5,834,986		16,971,989

Operating profit			452,882		1,538,672		382,396		1,302,431
Other income	22		65,466		219,777		78,240		212,023
Other expenses	22		60,593		175,952		82,535		198,851
Finance income	23		450,328		964,368		229,331		486,114
Finance costs	23		460,250		934,613		191,269		428,440
Share of net profits (losses) of associates and joint ventures	11		(8,858)		8,610		64,137		97,888

Profit before income tax expense			438,975		1,620,862		480,300		1,471,165
Income tax expense	24		112,775		475,907		142,554		436,156

Profit for the period		~~W~~	326,200	~~W~~	1,144,955	~~W~~	337,746	~~W~~	1,035,009

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	297,590	~~W~~	1,020,535	~~W~~	310,852	~~W~~	952,293
Non-controlling interest			28,610		124,420		26,894		82,716
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	1,235	~~W~~	4,294	~~W~~	1,324	~~W~~	4,039
Diluted earnings per share			1,233		4,290		1,322		4,036

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2022 and 2021

		Periods Ended September 30
(in millions of Korean won)	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	326,200	~~W~~	1,144,955	~~W~~	337,746	~~W~~	1,035,009

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		11,040		18,052		6,562		15,706
Share of remeasurement gain (loss) of associates and joint ventures			(176)		(192)		1,084		(1,502)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		(107,633)		(138,392)		(860)		15,013
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedges	6		212,682		343,047		91,363		141,218
Other comprehensive income (loss) from cash flow hedges reclassified to profit or loss			(216,788)		(370,147)		(93,735)		(137,861)
Share of other comprehensive income (loss) from associates and joint ventures			2,285		(14,325)		(3,155)		(24,926)
Exchange differences on translation of foreign operations			26,990		41,537		(6,506)		(1,795)

Other comprehensive income (loss) for the period, net of tax			(71,600)		(120,420)		(5,247)		5,853

Total comprehensive income for the period		~~W~~	254,600	~~W~~	1,024,535	~~W~~	332,499	~~W~~	1,040,862

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	186,797	~~W~~	862,026	~~W~~	305,661	~~W~~	953,239
Non-controlling interests			67,803		162,509		26,838		87,623

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)								Accumulated			Other
		Share		Share		Retained		other comprehensive			components			Non-controlling		Total
	Notes	capital		premium		earnings		income (loss)			of equity	Total		interest		equity
Balance at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the period			—		—		952,293		—		—		952,293		82,716		1,035,009
Remeasurements of net defined benefit liabilities	15		—		—		9,410		—		—		9,410		6,296		15,706
Valuation gain on cash flow hedge	6		—		—		—		3,314		—		3,314		43		3,357
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(1,462)		—		—		(1,462)		(40)		(1,502)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(19,758)		—		(19,758)		(5,168)		(24,926)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			—		—		53,053		(41,109)		—		11,944		3,069		15,013
Exchange differences on translation of foreign operations			—		—		—		(2,502)		—		(2,502)		707		(1,795)

Total comprehensive income for the period			—		—		1,013,294		(60,055)		—		953,239		87,623		1,040,862

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Change in consolidation scope			—		—		—		—		—		—		781		781
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		7,581		7,581		(9,634)		(2,053)
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		3,056		3,056		—		3,056
Others			—		—		—		—		42,611		42,611		1,150		43,761

Subtotal			—		—		(346,985)		—		(116,359)		(463,344)		(31,465)		(494,809)

Balance at September 30, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,821,729	~~W~~	25,996	~~W~~	(1,351,143)	~~W~~	14,501,339	~~W~~	1,596,147	~~W~~	16,097,486

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)								Accumulated			Other
		Share		Share		Retained		other comprehensive			components			Non-controlling		Total
	Notes	capital		premium		earnings		income (loss)			of equity	Total		interest		equity
Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the period			—		—		1,020,535		—		—		1,020,535		124,420		1,144,955
Remeasurements of net defined benefit liabilities	15		—		—		7,357		—		—		7,357		10,695		18,052
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(100)		—		—		(100)		(92)		(192)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(9,869)		—		(9,869)		(4,456)		(14,325)
Valuation loss on cash flow hedge	6		—		—		—		(28,283)		—		(28,283)		1,183		(27,100)
Disposal of financial assets at fair value through other comprehensive income			—		—		4,102		(5,879)		—		(1,777)		1,777		—
Loss on valuation of financial instruments at fair value through other comprehensive income			—		—		—		(136,239)		—		(136,239)		(2,153)		(138,392)
Exchange differences on translation of foreign operations			—		—		—		10,402		—		10,402		31,135		41,537

Total comprehensive income for the period			—		—		1,031,894		(169,868)		—		862,026		162,509		1,024,535

Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Change in consolidation scope			—		—		—		—		—		—		1,892		1,892
Change in ownership interest in subsidiaries			—		—		—		—		71,587		71,587		3,443		75,030
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Disposal of treasury stock			—		—		—		—		765,997		765,997		—		765,997
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—		—		—		51,476		51,476
Recognition of obligation to purchase own equity instruments			—		—		—		—		(99,587)		(99,587)		—		(99,587)
Others			—		—		—		—		(4,996)		(4,996)		909		(4,087)

Subtotal			—		—		(461,970)		—		744,578		282,608		31,313		313,921

Balance as at September 30, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,857,314	~~W~~	(52,399)	~~W~~	(688,502)	~~W~~	16,121,170	~~W~~	1,784,447	~~W~~	17,905,617

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2022 and 2021

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	3,443,646	~~W~~	4,443,043
Interest paid			(193,793)		(196,435)
Interest received			225,346		196,709
Dividends received			59,559		70,042
Income tax paid			(326,087)		(351,164)

Net cash inflow from operating activities			3,208,671		4,162,195

Cash flows from investing activities
Collection of loans			32,500		40,116
Disposal of financial assets at fair value through profit or loss			1,040,887		378,167
Disposal of financial assets at amortized cost			508,522		569,150
Disposal of financial assets at fair value through other comprehensive income			97,931		207,244
Disposal of current assets held for sale			4,600		—
Disposal of investments in associates and joint ventures			34,828		13,103
Disposal of property and equipment and investment properties			133,134		46,312
Disposal of intangible assets			533		10,159
Disposal of right-of-use assets			3,182		240
Increase in cash due to change in consolidation scope			—		39,340
Loans granted			(26,692)		(43,773)
Acquisition of financial assets at fair value through profit or loss			(1,171,644)		(314,483)
Acquisition of financial assets at amortized cost			(1,077,480)		(406,018)
Acquisition of financial assets at fair value through other comprehensive income			(9,409)		(37,019)
Acquisition of investments in associates and joint ventures			(248,227)		(464,712)
Acquisition of property and equipment and investment properties			(2,610,986)		(2,643,952)
Acquisition of intangible assets			(538,304)		(571,017)
Acquisition of right-of-use assets			(9,302)		(3,329)
Acquisition of derivatives			(9)		(58)
Decrease in cash due to change in consolidation scope			(2,806)		(634,921)
Acquisition of business			(7,900)		—

Net cash outflow from investing activities			(3,846,642)		(3,815,451)

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2022 and 2021

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings			3,608,382		2,503,603
Cash inflow from consolidated capital transactions			1,040		—
Settlement of derivative assets and liabilities, net			35,083		(1,205)
Cash inflow from other financing activities			385		6,215
Repayments of borrowings			(2,246,262)		(1,648,654)
Dividends paid			(476,800)		(350,249)
Decrease in lease liabilities			(288,060)		(269,651)
Acquisition of treasury stock			—		(192,684)
Transactions with non-controlling interest			72,823		56,847

Net cash inflow from financing activities			706,591		104,222

Effect of exchange rate change on cash and cash equivalents			6,888		3,356

Net increase in cash and cash equivalents			75,508		454,322
Cash and cash equivalents
Beginning of the period			3,019,592		2,634,624

End of the period		~~W~~	3,095,100	~~W~~	3,088,946

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 86 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the headquarter’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at September 30, 2022, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at September 30, 2022 and December 31, 2021, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2022	December 31, 2021	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2022	December 31, 2021	Closing month
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.[4]	Payment security service for credit card, others	Korea	69.7%	50.9%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	60.7%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [2,4]	Online music production and distribution	Korea	36.2%	36.2%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [4]	Satellite TV	Korea	50.2%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	32.2%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.3%	31.4%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.6%	91.6%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2022	December 31, 2021	Closing month
KT America, Inc.	Foreign investment business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	100.0%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	80.0%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
MEDIA GENIE Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
kt seezn Co., Ltd.	Movies, videos and TV contents production and distribution	Korea	100.0%	100.0%	December
Millie Seojae [3]	Book contents service	Korea	38.6%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
7D Digital Limited	Software development	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Epsilon M E A General Trading LLC [3]	Local counter work	United Arab Emirates	49.0%	49.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Alticast B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Alticast Company Limited	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2022	December 31, 2021	Closing month
KT RUS LLC	Foreign investment business	Russia	100.0%	—	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	—	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	—	December
kt cloud Co., Ltd.	Information telecommunication business	Korea	100.0%	—	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	—	December
Alpha DX Solution Co., Ltd.	Data communication service	Korea	100.0%	—	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	66.7%	—	December
KT Primorye IDC LLC	Data processing and associated service delivery	Russia	99.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

1.3	Changes in Scope of Consolidation

Subsidiaries	newly included/merged in the consolidation during the nine-month period ended September 30, 2022:

Changes	Location	Name of subsidiary	Reason
Included	Russia	KT RUS LLC	Newly established
Included	Korea	Hangang Real Estate Investment Trust No. 24	Newly established
Included	Vietnam	KT DX Vietnam Company Limited	Newly established
Included	Korea	kt cloud Co., Ltd.	Newly established
Included	Korea	Pocheon Jeonggyori Development Co., Ltd.	Newly established
Included	Korea	Alpha DX Solution Co., Ltd.	Split-off
Included	Indonesia	PT CRANIUM ROYAL ADITAMA	Transferred
Included	Russia	KT Primorye IDC LLC	Newly established
Excluded	Korea	Whowho&Company Co., Ltd.	Merged

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Summarized information for consolidated subsidiaries as at September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021, is as follows:

(in millions of Korean won)	September 30, 2022
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	51,494	~~W~~	51,615	~~W~~	56,222	~~W~~	(681)
KT Submarine Co., Ltd.		109,499		10,521		32,782		(35)
KT Telecop Co., Ltd.		386,258		251,339		384,872		5,317
KT Alpha Co., Ltd. [1] (KT Hitel Co., Ltd.)		416,233		191,851		346,180		9,234
KT Service Bukbu Co., Ltd.		72,605		63,960		188,254		3,308
KT Service Nambu Co., Ltd.		87,700		71,766		226,499		6,116
BC Card Co., Ltd. [1]		4,858,795		3,321,568		2,877,595		134,413
H&C Network [1]		81,056		6,336		20,612		797
Nasmedia Co., Ltd. [1]		493,413		259,757		111,119		21,088
KTDS Co., Ltd. [1]		357,580		188,747		509,841		36,816
KT M&S Co., Ltd.		275,042		227,059		513,925		9,656
KT MOS Bukbu Co., Ltd.		38,153		27,000		57,762		4,043
KT MOS Nambu Co., Ltd.		40,550		25,511		57,581		4,352
KT Skylife Co., Ltd. [1]		1,322,777		474,001		763,098		45,295
KT Estate Inc. [1]		2,352,202		704,513		357,385		66,227
KT GDH Co., Ltd.		11,812		1,518		3,220		391
KT Sat Co., Ltd.		636,603		52,805		132,235		23,751
KT Sports Co., Ltd.		30,447		22,177		51,797		(1,489)
KT Music Contents Fund No.2		15,512		206		837		600
KT-Michigan Global Content Fund		2,365		27		26		(1,101)
KT M Mobile Co., Ltd.		148,800		50,368		191,539		1,101
KT Investment Co., Ltd. [1]		97,288		74,427		7,422		1,603
KTCS Corporation [1]		382,784		191,273		749,650		16,107
KTIS Corporation		393,765		197,500		396,607		14,622
Next Connect PFV		561,554		213,370		—		(2,294)
KT Japan Co., Ltd. [1]		2,047		2,897		1,249		681
KT America, Inc.		6,198		266		5,809		175
KT Rwanda Networks Ltd. [2]		146,093		297,266		22,857		(19,146)
AOS Ltd. [2]		12,491		1,336		5,873		792
KT Hong Kong Telecommunications Co., Ltd.		11,260		4,273		15,277		525
KT Huimangjieum [1]		7,763		3,395		17,801		1,036
KT Engineering Co., Ltd.		89,504		44,719		145,707		3,784
KT Studio Genie Co., Ltd. [1]		764,384		220,577		356,359		19,153
Lolab Co., Ltd.		35,684		13,622		40,114		(3,767)
East Telecom LLC [1]		49,037		25,861		21,794		5,413
KT ES Pte. Ltd. [1]		277,625		91,578		54,600		(11,566)
KTP SERVICES INC.		3,676		1,409		775		71

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	September 30, 2022
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
Altimedia Corporation [1]	39,508	12,093	33,790	4,824
KT RUS LLC	1,440	21	—	(823)
KT DX Vietnam Company Limited	1,985	2	—	(16)
kt cloud Co., Ltd.	1,349,280	234,492	273,775	21,532

(in millions of Korean won)	December 31, 2021				September 30, 2021
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	54,219	~~W~~	53,316	~~W~~	59,428	~~W~~	(1,608)
KT Submarine Co., Ltd.		110,390		10,736		24,280		(472)
KT Telecop Co., Ltd.		363,224		233,797		376,244		3,990
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		390,671		172,767		321,571		(10,181)
KT Service Bukbu Co., Ltd.		59,341		54,070		169,171		(208)
KT Service Nambu Co., Ltd.		62,513		52,695		200,794		158
BC Card Co., Ltd. [1]		3,933,427		2,481,004		2,634,461		77,335
H&C Network [1]		88,616		4,993		234,045		1,553
Nasmedia Co., Ltd. [1]		490,394		268,618		87,827		18,618
KTDS Co., Ltd. [1]		341,358		199,831		412,442		21,311
KT M&S Co., Ltd.		241,377		203,051		503,577		3,612
KT MOS Bukbu Co., Ltd.		32,511		25,402		50,397		2,557
KT MOS Nambu Co., Ltd.		36,741		26,053		50,204		2,067
KT Skylife Co., Ltd. [1]		1,275,645		469,694		520,374		48,122
KT Estate Inc. [1]		2,370,940		791,884		240,729		39,351
KT GDH Co., Ltd.		11,464		1,560		3,297		416
KT Sat Co., Ltd.		593,616		34,169		128,620		16,110
KT Sports Co., Ltd.		29,524		19,740		39,284		646
KT Music Contents Fund No.2		14,985		278		211		2
KT-Michigan Global Content Fund		3,552		112		13,591		13,479
KT M Mobile Co., Ltd.		144,175		40,749		150,479		(5,444)
KT Investment Co., Ltd. [1]		87,366		66,108		18,180		(699)
KTCS Corporation [1]		416,750		234,172		669,910		17,102
KTIS Corporation		369,361		177,619		346,531		12,285
Next Connect PFV		518,441		167,963		—		(4,778)
KT Japan Co., Ltd. [1]		1,474		2,633		1,135		(142)
KT America, Inc.		4,884		101		4,798		151
KT Rwanda Networks Ltd. [2]		125,860		236,389		17,472		(21,074)
AOS Ltd. [2]		11,539		2,812		5,478		1,017
KT Hong Kong Telecommunications Co., Ltd.		6,613		1,346		13,824		924
KT Huimangjieum [1]		6,311		2,978		8,297		622

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021		September 30, 2021
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
KT Engineering Co., Ltd.	185,850	144,832	136,593	(4,572)
KT Studio Genie Co., Ltd. [1]	648,534	276,933	98	(3,689)
Lolab Co., Ltd.	26,726	897	949	(46)
East Telecom LLC [1]	35,904	22,088	5,705	1,291
KT ES Pte. Ltd. [1]	240,331	80,597	—	—
KTP SERVICES INC.	3,641	1,243	—	—
Altimedia Corporation [1]	32,338	9,742	—	—

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	As at September 30, 2022, convertible preferred stock issued by subsidiaries is included in liabilities.
[3]	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the nine-month period ended September 30, 2022, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at September 30, 2022.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS 1116 Leases – Concession on COVID-19—Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before September 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

(2)	New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published are not mandatory for September 30, 2022 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The IASB amended IFRS Practice Statement 2 Disclosure of Accounting Policies to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements.

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.3	Accounting Policies

Significant accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2021, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has a material impact on domestic and foreign economy. It may have a negative effect, such as slowdown in productivity, decrease in sales, or delay in collection of receivables, and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group, and the impact is expected to be continued to the consolidated annual financial statements in 2022.

Significant accounting estimates and assumptions applied in the preparation of the consolidated interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot be presently determined.

4.	Financial Instruments by Category

Financial instruments by category as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,095,100	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,095,100
Trade and other receivables		6,792,514		—		277,124		—		7,069,638
Other financial assets		793,759		1,106,960		1,277,230		540,277		3,718,226

(in millions of Korean won)	September 30, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,883,231	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,883,231
Borrowings		10,366,591		—		—		—		10,366,591
Other financial liabilities		395,816		97,544		222		—		493,582
Lease liabilities		—		—		—		1,210,654		1,210,654

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,019,592	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,019,592
Trade and other receivables		5,687,103		—		491,713		—		6,178,816
Other financial assets		608,389		952,319		347,877		99,453		2,008,038

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,980,203	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,980,203
Borrowings		8,437,703		—		—		—		8,437,703
Other financial liabilities		263,500		216,040		18,126		—		497,666
Lease liabilities		—		—		—		1,159,369		1,159,369

5.	Trade and Other Receivables

Trade and other receivables as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,705,236	~~W~~	(372,844)	~~W~~	(6,598)	~~W~~	3,325,794
Other receivables		2,422,393		(91,223)		(2,108)		2,329,062

Total	~~W~~	6,127,629	~~W~~	(464,067)	~~W~~	(8,706)	~~W~~	5,654,856

Non-current assets
Trade receivables	~~W~~	341,319	~~W~~	(1,498)	~~W~~	(9,285)	~~W~~	330,536
Other receivables		1,226,370		(125,960)		(16,164)		1,084,246

Total	~~W~~	1,567,689	~~W~~	(127,458)	~~W~~	(25,449)	~~W~~	1,414,782

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,337,398	~~W~~	(346,869)	~~W~~	(7,662)	~~W~~	2,982,867
Other receivables		2,201,781		(93,256)		(3,902)		2,104,623

Total	~~W~~	5,539,179	~~W~~	(440,125)	~~W~~	(11,564)	~~W~~	5,087,490

Non-current assets
Trade receivables	~~W~~	612,654	~~W~~	(2,856)	~~W~~	(17,351)	~~W~~	592,447
Other receivables		621,195		(108,131)		(14,185)		498,879

Total	~~W~~	1,233,849	~~W~~	(110,987)	~~W~~	(31,536)	~~W~~	1,091,326

Details of other receivables as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Loans	~~W~~	94,074	~~W~~	101,718
Receivables [1]		2,003,240		1,872,467
Accrued income		29,098		5,933
Refundable deposits		369,742		349,360
Loans receivable		985,254		328,753
Finance lease receivables		86,979		85,370
Others		62,104		61,288
Less: Provision for impairment		(217,183)		(201,387)

Total	~~W~~	3,413,308	~~W~~	2,603,502

[1]	As at September 30, 2022, the settlement receivables of BC Card Co., Ltd. of ~~W~~ 1,364,108 million (December 31, 2021: ~~W~~ 1,108,936 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at September 30, 2022.

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Other financial assets
Financial assets at amortized cost [1,2]	~~W~~	793,759	~~W~~	608,389
Financial assets at fair value through profit or loss [1,2,3]		1,106,960		952,319
Financial assets at fair value through other comprehensive income [1]		1,277,230		347,877
Derivatives used for hedging		540,277		99,453
Less: Non-current		(2,392,573)		(822,379)

Current	~~W~~	1,325,653	~~W~~	1,185,659

Other financial liabilities
Financial liabilities at amortized cost [4]	~~W~~	395,816	~~W~~	263,500
Financial liabilities at fair value through profit or loss		97,544		216,040
Derivatives used for hedging		222		18,126
Less: Non-current		(390,536)		(424,859)

Current	~~W~~	103,046	~~W~~	72,807

[1]

As at September 30, 2022, the Group’s other financial assets amounting to ~~W~~ 122,103 million (December 31, 2021: ~~W~~ 115,033 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at September 30, 2022, MMW (Money Market Wrap) and MMT (Money Market Trust) to ~~W~~ 404,053 million (December 31, 2021: ~~W~~ 460,180 million) are included in other financial assets.
[3]	An investment of ~~W~~ 5,896 million is provided as collateral in return for receiving payment guarantees from Korea Software Financial Cooperative and others.
[4]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and Millie Seojae (Note 16).

Details of financial assets at fair value through profit or loss as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	19,365	~~W~~	24,285
Equity instruments (Unlisted)		75,496		64,835
Debt securities		997,951		862,481
Derivative held for trading		14,148		718

	1,106,960		952,319
Less: Non-current		(642,860)		(488,040)

Current	~~W~~	464,100	~~W~~	464,279

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at September 30, 2022.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Details of financial assets at fair value through other comprehensive income as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	1,030,353	~~W~~	19,079
Equity instruments (Unlisted)		241,512		234,048
Debt securities		5,365		94,750

		1,277,230		347,877
Less: Non-current		(1,277,230)		(259,435)

Current	~~W~~	—	~~W~~	88,442

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, the remaining balance of accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022				December 31, 2021
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1,3]	~~W~~	6,687	~~W~~	—	~~W~~	—	~~W~~	77
Currency swap [2,3]		532,836		222		99,453		18,049
Currency forwards		754		—		—		—

		540,277		222		99,453		18,126
Less: Non-current	~~W~~	(462,274)	~~W~~	(222)	~~W~~	(67,889)	~~W~~	(242)

Current	~~W~~	78,003	~~W~~	—	~~W~~	31,564	~~W~~	17,884

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]

The amount of derivatives subject to the second phase of interest rate indicator reform is ~~W~~ 198,430 million, and the Group is considering the impact of substituting the interest rate from an alternative benchmark.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)
	2022						2021
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	10	~~W~~	7,123	~~W~~	—	~~W~~	—	~~W~~	1
Currency swap		504,573		148		455,309		200,935		10		190,001
Currency forwards		—		—		754		961		—		—

	~~W~~	504,573	~~W~~	158	~~W~~	463,186	~~W~~	201,896	~~W~~	10	~~W~~	190,002

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 2,280 million for the nine-month period ended September 30, 2022 (nine-month period ended September 30, 2021: valuation gain of ~~W~~ 11,558 million).

Details of financial liabilities at fair value through profit or loss at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Derivatives held for trading [1,2]	~~W~~	97,544	~~W~~	216,040

[1]

The Group signed a shareholders’ agreement with financial investors participating in the paid-in capital increase of K Bank Inc. during the year ended December 31, 2021. According to the Drag-Along Right, if K Back Inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right of the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives for redeemable convertible preference shares and convertible bonds issued by the Group (Note 13).

The valuation gain and loss on financial liabilities at fair value through profit or loss for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	63,573	~~W~~	—	~~W~~	10,311	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

7.	Inventories

Inventories as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)
	September 30, 2022						December 31, 2021
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	721,625	~~W~~	(80,201)	~~W~~	641,424	~~W~~	601,360	~~W~~	(120,304)	~~W~~	481,056
Others		34,272		—		34,272		33,089		—		33,089

	~~W~~	755,897	~~W~~	(80,201)	~~W~~	675,696	~~W~~	634,449	~~W~~	(120,304)	~~W~~	514,145

For the nine-month period ended September 30, 2022, cost of inventories recognized as expenses amounts to ~~W~~ 2,532,113 million (nine-month period ended September 30, 2021: ~~W~~ 2,673,172 million) and reversal of valuation loss on inventory amounts to ~~W~~ 40,103 million (nine-month period ended September 30, 2021: reversal of valuation loss of ~~W~~ 40,057 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Other assets
Advance payments	~~W~~	196,540	~~W~~	151,266
Prepaid expenses		206,630		100,697
Contract cost		1,829,335		1,801,244
Contract assets		815,089		745,085
Others		64,959		39,979
Less: Non-current		(822,940)		(793,948)

Current	~~W~~	2,289,613	~~W~~	2,044,323

Other liabilities
Advances received [1]	~~W~~	416,813	~~W~~	372,375
Withholdings		165,156		135,160
Unearned revenue [1]		42,059		35,577
Lease liabilities		1,210,654		1,159,369
Contract liabilities		285,668		323,651
Others		31,103		25,757
Less: Non-current		(1,041,893)		(927,596)

Current	~~W~~	1,109,560	~~W~~	1,124,293

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

9.	Assets Held for Sale

With the decision to sell certain properties and other assets during the year ended December 31, 2021, the Group has classified ~~W~~1,187 million as assets held for sale. During the year ended December 31, 2021, the Group recognized impairment loss of ~~W~~ 11 million for assets held, and classified them as other expenses (impairment loss on assets held for sale). The assets were disposed during the period ended September 30, 2022, and there are no assets held for sale as of the end of reporting period.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	14,464,885	~~W~~	14,206,119
Acquisition and capital expenditure		2,250,923		1,745,816
Disposal and termination		(63,495)		(65,211)
Depreciation		(1,971,374)		(1,942,202)
Transfer to investment property		(187,393)		(48,735)
Changes in consolidation scope		—		111,370
Impairment		(1,570)		(1,371)
Others		(25,950)		(86,267)

Ending, net	~~W~~	14,466,026	~~W~~	13,919,519

Details of property and equipment provided as collateral as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	14,595	~~W~~	16,441	Borrowings	~~W~~	3,784	Industrial Bank of Korea/Korea Development Bank

(in millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,320	~~W~~	15,412	Borrowings	~~W~~	3,272	Industrial Bank of Korea/Korea Development Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in investment properties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	1,720,655	~~W~~	1,368,453
Acquisition		32,979		329,237
Disposal		(10,105)		(1,907)
Depreciation		(36,890)		(38,350)
Transfer from property and equipment		187,393		48,735
Changes in consolidation scope		—		7,087
Others		(14,535)		(21,973)

Ending, net	~~W~~	1,879,497	~~W~~	1,691,282

As at September 30, 2022, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract is ~~W~~ 62,205 million for one year or less, ~~W~~ 110,446 million more than one year and less than five years, ~~W~~ 31,335 million over five years, and ~~W~~ 203,986 million in total.

Details of investment properties provided as collateral as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	842,398	~~W~~	62,667	Deposits	~~W~~	54,075
Land and Buildings		3,617		2,659	Borrowings		2,216

(in millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	828,103	~~W~~	72,910	Deposits	~~W~~	63,012
Land and Buildings		2,883		3,688	Borrowings		2,728

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in intangible assets for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	3,447,334	~~W~~	2,161,258
Acquisition and capital expenditure		236,880		767,449
Disposal and termination		(5,322)		(12,676)
Amortization		(462,097)		(445,341)
Impairment		(3,045)		—
Changes in consolidation scope		—		599,556
Others		52,435		12,285

Ending, net	~~W~~	3,266,185	~~W~~	3,082,531

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~228,191 million as at September 30, 2022 (December 31, 2021: ~~W~~219,204 million).

Goodwill is allocated to the Group’s cash-generating unit, which is identified by operating segments. As at September 30, 2022, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash-Generating Unit	Amount
ICT	Mobile services	~~W~~	65,057
Finance	BC Card Co., Ltd.		41,234
Satellite TV	HCN Co., Ltd.		252,680
Others	GENIE Music Corporation		50,214
	Millie Seojae		54,725
	PlayD Co., Ltd.		42,745
	KT Telecop Co., Ltd.		15,418
	Epsilon Global Communications Pte. Ltd.		181,185
	MEDIA GENIE Co., Ltd.		10,633
	KT MOS Bukbu Co., Ltd. and others		24,322

		~~W~~	738,213

The recoverable amount of goodwill was determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the sales growth rate based on past performance and expectations of future market fluctuations. The Group has determined cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

11.	Investments in Associates and Joint Ventures

Details of associates as at September 30, 2022 and December 31, 2021, are as follows:

	Percentage of ownership (%)		Location	Closing month
	September 30, 2022	December 31, 2021
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1,2]	8.5%	—	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	—	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLCNo 395	35.3%	35.3%	Korea	December

[1]

As at September 30, 2022, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

[2]	The stake of the Group considering redeemable convertible preferred stocks, issued by Megazone Cloud Corporation, is 6.8%.

Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	178,935	~~W~~	—	~~W~~	2,646	~~W~~	(8,135)	~~W~~	173,446
K Bank Inc.		831,737		—		23,067		(14,336)		840,468
Hyundai Robotics Co., Ltd.		48,725		—		1,163		739		50,627
Megazone Cloud Corporation		—		130,001		(1,027)		48		129,022
IGIS No. 468-1 General Private Real Estate Investment Company		—		25,000		1		—		25,001
KT-DSC Creative Economy Youth Start-up Investment Fund		22,138		—		1,389		(2)		23,525
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		17,084		—		(717)		—		16,367
Others		189,810		68,530		(17,460)		(53,868)		187,012

	~~W~~	1,288,429	~~W~~	223,531	~~W~~	9,062	~~W~~	(75,554)	~~W~~	1,445,468

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

	2021
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]			Others	Ending
KIF Investment Fund	~~W~~	170,155	~~W~~	—	~~W~~	6,660	~~W~~	(7,194)	~~W~~	169,621
KT-IBKC Future Investment Fund 1		16,190		(5,700)		1,631		—		12,121
K Bank Inc.		208,272		424,957		1,703		193,917		828,849
Hyundai Robotics Co., Ltd.		50,936		—		(392)		169		50,713
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		17,786		—		(338)		—		17,448
Others		94,542		32,352		88,777		(41,709)		173,962

	~~W~~557,881		~~W~~451,609		~~W~~98,041			~~W~~145,183	~~W~~1,252,714

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~452 million (nine-month period ended September 30, 2021: net profit of ~~W~~153 million) recognized as operating revenue and expense during the period ended September 30, 2022.

Summarized financial information of associates and joint ventures as at September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	520,337	~~W~~	—	~~W~~	15,186	~~W~~	7,938
K Bank Inc.		15,605,730		13,792,052		372,193		70,878
Hyundai Robotics Co., Ltd.		447,037		148,014		138,747		13,002
Megazone Cloud Corporation		611,602		363,088		841,543		(12,734)
IGIS No. 468-1 General Private Real Estate Investment Company		56,007		6		8		1
KT-DSC Creative Economy Youth Start-up Investment Fund		82,609		270		16,486		4,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		137,623		90,493		—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021				September 30, 2021
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	536,804	~~W~~	—	~~W~~	—	~~W~~	19,979
KT-IBKC Future Investment Fund 1		24,163		—		4,614		3,263
K Bank Inc		13,334,020		11,596,783		190,153		8,446
Hyundai Robotics Co., Ltd.		428,997		149,536		146,362		(3,921)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		143,097		94,692		—		(235)

Due to the discontinuance of equity method, the Group has not recognized loss from associates and joint ventures of ~~W~~3,677 million for the nine-month period ended September 30, 2022 (nine-month period ended September 30, 2021: loss of ~~W~~708 million). The accumulated comprehensive loss of associates and joint ventures that was not recognized by the Group, as at September 30, 2022, is ~~W~~12,683 million (December 31, 2021: ~~W~~9,006 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

12.	Trade and Other Payables

Details of trade and other payables as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Current liabilities
Trade payables	~~W~~	1,385,388	~~W~~	1,537,148
Other payables		5,409,983		5,104,274

	~~W~~	6,795,371	~~W~~	6,641,422

Non-current liabilities
Other payables	~~W~~	1,087,860	~~W~~	1,338,781

	~~W~~	1,087,860	~~W~~	1,338,781

Details of other payables as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Non-trade payables [1]	~~W~~	3,959,993	~~W~~	4,378,445
Accrued expenses		1,501,354		1,037,616
Operating deposits		835,063		814,613
Others		201,433		212,381
Less: Non-current		(1,087,860)		(1,338,781)

Current	~~W~~	5,409,983	~~W~~	5,104,274

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~1,306,192 million related to credit card transactions are included as at September 30, 2022 (December 31, 2021: ~~W~~1,086,996 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

13.	Borrowings

Details of borrowings as at September 30, 2022 and December 31, 2021, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			September 30, 2022				December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD	100,000	~~W~~	143,480	USD	100,000	~~W~~	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD	400,000		573,920	USD	400,000		474,200
MTNP notes	Aug. 7, 2022	—		—		—	USD	400,000		474,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD	100,000		143,480	USD	100,000		118,550
MTNP notes	Jul. 19, 2022	—		—		—	JPY	29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY	400,000		3,973	JPY	400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD	400,000		573,920	USD	400,000		474,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD	350,000		502,180	USD	350,000		414,925
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD	284,000		284,545	SGD	284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	USD	300,000		430,440	USD	300,000		355,650
MTNP notes	Aug. 08, 2025	4.000%	USD	500,000		717,400		—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—		160,000		—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%		—		190,000		—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%		—		100,000		—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%		—		110,000		—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%		—		100,000		—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%		—		170,000		—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%		—		100,000		—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—		50,000		—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—		100,000		—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%		—		70,000		—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%		—		150,000		—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—		170,000		—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—		70,000		—		70,000
The 191-1st Public bond	Jan. 14, 2022	—		—		—		—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%		—		80,000		—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%		—		110,000		—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%		—		90,000		—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%		—		340,000		—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%		—		100,000		—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%		—		50,000		—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%		—		110,000		—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%		—		150,000		—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%		—		70,000		—		70,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			September 30, 2022		December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—	20,000	—	20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—	60,000	—	60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—	130,000	—	130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—	180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	—
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	—
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	—
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	—
The 18-1st Won-denominated unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd Won-denominated unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	1.513%	—	100,000	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	1.154%	—	20,000	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May 12, 2023	1.191%	—	10,000	—	10,000
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	2.310%	—	30,000	—	30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	—
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			September 30, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—		20,000	—		—
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—		60,000	—		—
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—		40,000	—		—
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	2.588%	—		30,000	—		—
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	3.024%	—		30,000	—		—
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—		50,000	—		—
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—		30,000	—		—
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—		30,000	—		—

Subtotal					8,883,338			7,558,455
Less: Current portion					(1,417,419)			(1,337,714)
Discount on bonds					(27,507)			(22,093)

Total				~~W~~	7,438,412		~~W~~	6,198,648

[1]

As at September 30, 2022, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]

The Libor (3M) and SOR (6M) is approximately 3.755% and 3.447%, respectively, as at September 30, 2022. The loan has not been converted using interest rate from an alternative indicator, and the Group is reviewing the impact of substituting interest rate from an alternative indicator.

[3]

The CMS (5Y) and CMS (10Y) is approximately 4.095% and 3.820%, respectively, as at September 30, 2022. The loan has not been converted using interest rate from an alternative indicator, and the Group is reviewing the impact of substituting interest rate from an alternative indicator.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual Interest Rate	September 30, 2022		December 31, 2021
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	~~W~~	8,000
The 1st unsecured CB [3]	Jul. 25, 2022	Jan. 25, 2025	[4]		30,000		—
Redemption premium					4,565		2,267
Bond discount issuance					(8,124)		(3,825)

	Subtotal				34,441		6,442
Current portion					—		—

	Total			~~W~~	34,441	~~W~~	6,442

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.
[3]	Common shares of KT cloud are subject to conversion (appraisal period: July 27, 2022~ December 25, 2024).
[4]	Nominal interest rate and maturity yield is approximately 0% and 3%, respectively, and the sum of principal and interest will be settled on maturity.

Short-term borrowings

(in millions of Korean won)			September 30, 2022				December 31, 2021
Type	Financial institution	Annual interest rates	Foreign currency		Korean won		Foreign currency	Korean won
Operational		4.860%~5.710%		—	~~W~~	2,500	—	~~W~~	4,500
	Shinhan Bank [1]	CD(91D)+0.800%		—		70,000	—		—
		CD(91D)+1.750%		—		30,000	—		—
	Woori Bank [1,2]	KORIBOR(3M)+1.970%		—		20,000	—		20,000
		CD(91D)+1.430%		—		30,000	—		—
	Korea Development Bank	2.980%~3.680%		—		57,200	—		16,000
	Industrial Bank of Korea	4.880%		—		6,000	—		6,000
	Hana Bank	1.420%		—		5,000	—		5,000
	KB SECURITIES	—		—		—	—		71,000
	Shinhan Investment	—		—		—	—		73,000
	KIWOOM Securities	—		—		—	—		63,000
	NH INVESTMENT & SECURITIES	3.200%		—		50,000	—		53,000
	Korea Investment & Securities	—		—		—	—		10,000
	HSBC	3.590%	USD	18,500		26,544	USD14,700		17,427
		3.970%		—		10,777	—		—
	NongHyup Bank [2]	COFIX(6M)+1.780%		—		15,000	—		—
CP	Hi Investment & Securities and others	3.710%		—		98,588	—		—

	Total				~~W~~	421,069		~~W~~	338,927

[1]

CD (91D) is approximately 3.240% as at September 30, 2022. The loan has not been converted using interest rate from an alternative indicator, and the Group is reviewing the impact of substituting interest rate from an alternative benchmark.

[2]	KORIBOR (3M) and COFIX (6M) are approximately 3.180% and 2.960%, respectively, as at September 30, 2022.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			September 30, 2022				December 31, 2021
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%		—	~~W~~	1,974		—	~~W~~	2,467
CA-CIB	Long-term CP	1.260%~3.380%		—		200,000		—		100,000
JPM	Long-term CP	2.700%		—		100,000		—		—
DBS	Long-term CP	4.110%		—		100,000		—		—
Shinhan Bank	General loans [2]	LIBOR(3M)+1.140%	USD	25,918		37,187	USD	25,918		30,726
	General loans [2]	LIBOR(3M)+1.650%	USD	8,910		12,784	USD	8,910		10,563
	General loans [2]	LIBOR(3M)+1.847%	USD	13,000		18,652	USD	13,000		15,412
	General loans [2]	LIBOR(3M)+2.130%	USD	25,000		35,870	USD	25,000		29,638
	General loans	1.900%~3.230%	USD	31,472		45,186	USD	31,472		37,345
	General loans [3]	4.490%		—		29,198		—		—
Woori Bank	General loans [2]	EURIBOR(3M)+0.900%	EUR	7,700		10,848	EUR	7,700		10,336
	General loans	3.320%		—		15,000		—		15,000
	PF loans	2.000%~3.470%		—		40,682		—		23,614
Hi Investment & Securities and others	CP	2.300%~3.620%		—		181,129		—		88,510
Korea Development Bank	General loans	3.000%~3.610%		—		38,000		—		39,000
NongHyup Bank	PF loans	3.890%		—		56,000		—		46,267
Kyobo Life Insurance	PF loans	3.890%~6.190%		—		59,490		—		41,640
Standard Chartered Bank Korea	PF loans	3.890%~6.190%		—		39,660		—		27,760
Samsung Life Insurance	PF loans	1.860%~4.160%		—		33,050		—		23,133
Kookmin Bank and others	Facility loans	—		—		—	USD	9,771		11,584

Subtotal						1,054,710				552,995
Less: Current portion						(212,987)				(51,803)

					~~W~~	841,723			~~W~~	501,192

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]

LIBOR (3M) and EURIBOR (3M) are approximately 3.755% and 1.173%, respectively, as at September 30, 2022. The loan has not been converted using interest rate from an alternative indicator, and the Group is reviewing the impact of substituting interest rate from an alternative benchmark.

[3]	The general loans are repayable in installments over 4 years after a three-year grace period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Repayment schedule of the Group’s debentures and borrowings as at September 30, 2022, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Oct. 1, 2022~ Sep. 30, 2023	~~W~~	990,000	~~W~~	428,025	~~W~~	1,418,025	~~W~~	504,971	~~W~~	131,037	~~W~~	636,008	~~W~~	2,054,033
Oct. 1, 2023~ Sep. 30, 2024		1,150,000		3,973		1,153,973		240,493		16,490		256,983		1,410,956
Oct. 1, 2024~ Sep. 30, 2025		1,230,000		1,793,500		3,023,500		195,493		10,848		206,341		3,229,841
Oct. 1, 2025~ Sep. 30, 2026		428,000		573,920		1,001,920		200,993		—		200,993		1,202,913
After Oct. 1, 2026		1,750,000		573,920		2,323,920		167,581		28,696		196,277		2,520,197

	~~W~~	5,548,000	~~W~~	3,373,338	~~W~~	8,921,338	~~W~~	1,309,531	~~W~~	187,071	~~W~~	1,496,602	~~W~~	10,417,940

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397
Increase (transfer)		3,534		9,061		14,568		27,163
Usage		(8,952)		(1,402)		(17,096)		(27,450)
Reversal		(42,850)		(3,287)		(770)		(46,907)

Ending balance	~~W~~	31,897	~~W~~	111,730	~~W~~	66,576	~~W~~	210,203

Current	~~W~~	31,681	~~W~~	22,524	~~W~~	65,152	~~W~~	119,357
Non-current		216		89,206		1,424		90,846

(in millions of Korean won)	2021
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192
Increase (transfer)		1,509		8,556		14,457		24,522
Usage		(2,590)		(2,487)		(1,802)		(6,879)
Reversal		—		(1,299)		(14,073)		(15,372)
Change in consolidation scope		—		(586)		438		(148)

Ending balance	~~W~~	75,419	~~W~~	109,951	~~W~~	68,945	~~W~~	254,315

Current	~~W~~	75,419	~~W~~	28,148	~~W~~	64,413	~~W~~	167,980
Non-current		—		81,803		4,532		86,335

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at September 30, 2022 and December 31, 2021, are determined as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	2,505,301	~~W~~	2,494,930
Fair value of plan assets		(2,253,852)		(2,314,632)

Liabilities	~~W~~	269,342	~~W~~	197,883

Assets	~~W~~	17,893	~~W~~	17,585

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in the defined benefit obligations for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	2,494,930	~~W~~	2,556,712
Current service cost		180,430		186,130
Interest expense		42,743		32,516
Benefits paid		(183,635)		(136,273)
Remeasurements		(28,513)		(16,312)
Change in consolidation scope		—		24,130
Others		(654)		678

Ending	~~W~~	2,505,301	~~W~~	2,647,581

Changes in the fair value of plan assets for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	2,314,632	~~W~~	2,189,375
Interest income		41,390		28,673
Remeasurements on plan assets		(6,821)		547
Employer contributions		14,702		16,362
Benefits paid		(109,176)		(112,281)
Change in consolidation scope		—		19,638
Others		(875)		1,435

Ending	~~W~~	2,253,852	~~W~~	2,143,749

Amounts recognized in the consolidated statement of profit or loss for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Current service cost	~~W~~	180,430	~~W~~	186,130
Net interest cost		1,353		3,843
Account transfers		(11,077)		(11,424)

Total expenses	~~W~~	170,706	~~W~~	178,549

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

16.	Commitments and Contingencies

As at September 30, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	372,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	1,974
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	459,150	25,155
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,406
	Korea Development Bank and others	KRW	1,418,600	161,500
Working capital loan	Shinhan Bank	USD	77,298	77,298
	Woori Bank	EUR	7,700	7,700
Facility loans	Shinhan Bank and others	KRW	824,000	258,080
Derivatives transaction limit	Korea Development Bank	KRW	80,000	12,118
	Woori Bank and others	USD	529,614	276,740

Total		KRW	3,244,690	461,965
		USD	606,912	354,038
		EUR	7,700	7,700

As at September 30, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Guarantee matter	Currency	Limit
	Guarantee for payment in Korean currency	KRW	12,000
	Comprehensive credit line and others	KRW	3,100
Hana Bank	Guarantee for payment in foreign currency	USD	490
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	6,484
	Guarantee for payment in Korean currency and others	KRW	4,398
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	40,162
Woori Bank	Guarantee for payment in Korean currency	KRW	5,000
	Guarantee for payment in foreign currency	USD	6,900
Korea Development Bank	Refund guarantee for advances received	USD	7,315
HSBC	Guarantees for depositions	USD	579
Seoul Guarantee Insurance Company	Performance guarantee and others	KRW	790,271

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Korea Software Financial Cooperative	Performance guarantee and others	KRW	1,279,121
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	KRW	531
Construction Guarantee Cooperative	Performance guarantee and others	KRW	—
Information & Communication Financial Cooperative	Performance guarantee and others	KRW	25,595
Korea Housing Finance Corporation	Performance guarantee and others	KRW	40,682

	Total	KRW	2,160,698
		USD	72,230

As at September 30, 2022, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd.[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	755	Jan. 7, 2010 ~ Jan. 8, 2025
KT Engineering Co., Ltd.[1]	SPP Inc.	Suhyup Bank	3,250	416	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd.[1]	Korea Cell Inc.	Suhyup Bank	3,250	407	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd.[1]	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	416	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Cash Payers	Cash Payers	751	—	Apr. 14, 2022 ~ Apr. 14, 2023
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	NongHyup Agribusiness Group Inc. and others	30,000	11,600	Jan. 14, 2022 ~ Jan. 13, 2023
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	Emart Co., Ltd. and others	20,000	18,300	Jun. 17, 2022 ~ Jun. 16, 2023
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	998	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

As at September 30, 2022, the issuance details of real estate collateral trust and beneficiary certificates of the Group are as follows:

(in millions of Korean won)			Commitment (limit)		Amount provided as collateral
Collateral assets	Placing	Trust collateral beneficiary	amount		for beneficiary rights
	1st place	NongHyup Bank	~~W~~	100,000	~~W~~	120,000
		Kyobo Life Insurance		180,000		216,000
		Standard Chartered Bank Korea Limited		120,000		144,000
		Samsung Life Insurance		100,000		120,000
Real Estate	2nd place	Industrial Bank of Korea		40,000		48,000
Collateral Trust [1]		Korea Investment Capital		40,000		48,000
		BNK Capital		30,000		36,000
		Standard Chartered Bank Korea Limited		20,000		24,000
		NH Capital		20,000		24,000
	3rd place [2]	LOTTE Engineering & Construction		—		736,921

[1]	The Group provides a certificate of beneficiary rights for land classified as investment properties and inventory assets as collateral in connection with the above real estate collateral trust.
[2]	The Group provides LOTTE Engineering & Construction with a certificate of third-priority beneficiary rights as collateral in relation to the construction contract amount of ~~W~~ 614,101 million.

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at September 30, 2022, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 683 million.

For the nine-month periods ended September 30, 2022 and year ended December 31, 2021, the Group made agreements with the Securitization Specialty Companies (2022: First 5G 61st to 64th Securitization Specialty Co., Ltd., 2021: First 5G 55th to 60th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at September 30, 2022, the Group is a defendant in 206 lawsuits with the total claimed amount of ~~W~~ 86,185 million (2021: ~~W~~ 101,597 million). As at September 30, 2022, litigation provisions of ~~W~~ 31,897 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the cases cannot be estimated as at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restrictions on the provision of additional collateral and disposal of certain assets.

As at September 30, 2022, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

As at September 30, 2022, the contracted amount of property and equipment acquisition agreement made, but not yet recognized, amounts to ~~W~~ 1,377,767 million (December 31, 2021: ~~W~~ 1,336,758 million).

As at September 30, 2022, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in the paid-in capital increase of K Bank Inc. (Note 6).

During the year ended December 31, 2021, the Group entered into an agreement with a seller, who participated in the acquisition of shares in Millie Seojae If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the seller may exercise Tag-Along Right, Drag-Along Right and Put Option for the entitled ordinary and redeemable convertible preferred shares (Note 6).

During the year ended December 31, 2021, the Group entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investor of the equity purchase agreement may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the entitled convertible preferred shares (Note 6).

The Group has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3. As at September 30, 2022, the remaining amount of ~~W~~ 5,473 million and USD 36,850 thousand will be invested using the Capital Call method in the future.

The Group has an obligation to provide financial support for 60% of the construction contract amount of ~~W~~ 504,038 million as a construction investor during the construction period with respect to K Defense Co., Ltd. that was established in accordance with the Private Investment Act on Social Infrastructure, and construction companies are jointly and severally liable for the remaining 40% of the construction contract amount. During the operating period, as an operating investor, the Group has an obligation to provide financial support for 100% of the operating service contract amount of ~~W~~ 398,465 million.

During the period ended September 30, 2022, the Group entered into a shareholders’ agreement with CJ ENM Co., Ltd., which signed a business cooperation contract with KT Studio Genie Co., Ltd. If certain conditions under the agreement are not satisfied, CJ ENM Co., Ltd. may exercise its stock purchase right of the Group.

During the period ended September 30, 2022, the Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed of to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Right-of-use assets
Property and buildings	~~W~~	1,141,812	~~W~~	1,086,133
Machinery and telecommunication line facilities		55,437		64,443
Others		121,835		97,732

	~~W~~	1,319,084	~~W~~	1,248,308

Investment property (buildings)	~~W~~	—	~~W~~	1

(in millions of Korean won)	September 30, 2022		December 31, 2021
Lease liabilities[1]
Current	~~W~~	310,439	~~W~~	332,702
Non-current		900,215		826,667

	~~W~~	1,210,654	~~W~~	1,159,369

[1]	Included in the line items ‘other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

During the nine-month periods ended September 30, 2022 and 2021, right-of-use assets related to leases increased, amounting to ~~W~~ 356,581 million and ~~W~~ 319,937 million, respectively.

The consolidated statement of profit or loss relating to leases for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	September 30, 2022		September 30, 2021
Depreciation of right-of-use assets
Property and buildings	~~W~~	230,740	~~W~~	226,385
Machinery and telecommunication line facilities		23,846		32,538
Others		42,980		39,611

	~~W~~	297,566	~~W~~	298,534

Depreciation of investment properties	~~W~~	15	~~W~~	1,842
Interest expense relating to lease liabilities		28,885		25,745
Expenses relating to short-term leases		8,872		7,106
Expenses relating to leases of low-value assets that are not short-term leases		14,743		18,514
Expenses relating to variable lease payments not included in lease liabilities		4,309		9,076

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Total cash outflow from leases during the nine-month periods ended September 30, 2022 and 2021 is ~~W~~ 331,053 million and ~~W~~ 304,347 million, respectively.

18.	Retained Earnings

Details of retained earnings as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		8,423,703		7,853,779

Total	~~W~~	13,857,314	~~W~~	13,287,390

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed of, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Group’s other components of equity as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Treasury stock	~~W~~	(202,295)	~~W~~	(1,009,798)
Loss on disposal of treasury stock		(38,588)		(8,658)
Share-based compensation		3,401		4,068
Equity transactions within consolidated entities [1]		(451,020)		(418,692)

Total	~~W~~	(688,502)	~~W~~	(1,433,080)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

As at September 30, 2022 and December 31, 2021, the details of treasury stock are as follows:

	September 30, 2022		December 31, 2021
Number of shares (in shares)		5,069,130		25,303,662
Amount (in millions of Korean won)	~~W~~	202,295	~~W~~	1,009,798

Treasury stock is expected to be used as stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three and nine-month periods ended September 30, 2022 and 2021:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	6,424,748	~~W~~	18,910,406	~~W~~	6,168,941	~~W~~	18,136,938
Revenue from other sources		52,453		156,647		48,441		137,482

Total	~~W~~	6,477,201	~~W~~	19,067,053	~~W~~	6,217,382	~~W~~	18,274,420

Operating revenues for the three and nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	5,645,035	~~W~~	16,595,159	~~W~~	5,306,339	~~W~~	15,726,339
Sales of goods		832,166		2,471,894		911,043		2,548,081

Total	~~W~~	6,477,201	~~W~~	19,067,053	~~W~~	6,217,382	~~W~~	18,274,420

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Contract assets [1]	~~W~~	969,491	~~W~~	821,901
Contract liabilities [1]		299,839		360,098
Deferred revenue [2]		83,748		81,136

[1]

The Group recognized contract assets of ~~W~~ 154,402 million and contract liabilities of ~~W~~ 14,171 million for long-term construction contracts as at September 30, 2022 (December 31, 2021: contract assets of ~~W~~ 76,816 million and contract liabilities of ~~W~~ 36,447 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Incremental costs of obtaining a contract	~~W~~	1,754,654	~~W~~	1,726,401
Costs of contract performance		74,681		74,843

The Group recognized ~~W~~ 1,352,283 million of operating expenses for the nine-month period ended September 30, 2022 (September 30, 2021: ~~W~~ 1,386,617 million) which relate to contract cost assets.

For the three and nine-month periods ended September 30, 2022 and 2021, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	53,553	~~W~~	210,683	~~W~~	60,148	~~W~~	231,148
Deferred revenue of joining/installment fees		10,422		34,392		9,771		33,276

Total	~~W~~	63,975	~~W~~	245,075	~~W~~	69,919	~~W~~	264,424

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

21.	Operating Expenses

Operating expenses for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	1,075,308	~~W~~	3,236,602	~~W~~	1,089,964	~~W~~	3,139,734
Depreciation		664,690		1,970,538		652,429		1,952,106
Depreciation of right-of-use assets		99,607		297,566		99,374		298,534
Amortization of intangible assets		142,510		458,416		143,347		442,936
Commissions		296,653		900,985		292,435		806,227
Interconnection charges		120,953		378,170		122,620		369,460
International interconnection fees		47,371		147,164		47,392		147,863
Purchase of inventories		1,037,625		2,653,561		874,536		2,505,117
Changes of inventories		(162,431)		(161,551)		67,463		127,998
Sales promotion expense and sales commissions		613,936		1,748,454		562,874		1,746,584
Service costs		594,122		1,687,602		556,895		1,584,899
Utilities		93,415		272,360		96,734		268,534
Taxes and dues		81,252		213,468		69,226		209,169
Rent		40,820		110,526		31,666		94,942
Insurance premiums		16,942		46,556		18,199		45,688
Installation fees		60,618		112,618		38,927		109,576
Advertising expenses		53,951		152,351		41,986		117,150
Research and development expenses		42,190		121,486		46,012		125,915
Card service costs		781,989		2,315,855		767,927		2,275,749
Others		322,798		865,654		214,980		603,808

Total	~~W~~	6,024,319	~~W~~	17,528,381	~~W~~	5,834,986	~~W~~	16,971,989

Details of employee benefits for the three and nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	994,562	~~W~~	2,992,326	~~W~~	965,854	~~W~~	2,856,389
Post-employment benefits (defined benefits)		56,848		170,706		58,981		178,549
Post-employment benefits (defined contributions)		17,938		52,354		16,810		48,032
Share-based compensation		2,662		12,546		41,360		43,944
Others		3,298		8,670		6,959		12,820

Total	~~W~~	1,075,308	~~W~~	3,236,602	~~W~~	1,089,964	~~W~~	3,139,734

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

22.	Other Income and Other Expenses

Other income for the three and nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment and investment properties	~~W~~	6,188	~~W~~	30,613	~~W~~	8,417	~~W~~	23,237
Gain on disposal of intangible assets		237		320		231		1,297
Gain on disposal of right-of-use assets		512		2,766		708		3,929
Compensation on impairment of property and equipment		34,324		108,900		31,185		105,024
Gain on government subsidies		10,674		22,641		18,663		28,047
Gain on disposal of investments in associates		2,016		11,192		—		—
Gain on disposal of investments in subsidiaries		—		—		17		244
Others		11,515		43,345		19,019		50,245

Total	~~W~~	65,466	~~W~~	219,777	~~W~~	78,240	~~W~~	212,023

Other expenses for the three and nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment	~~W~~	17,246	~~W~~	57,970	~~W~~	10,563	~~W~~	44,043
Loss on disposal of intangible assets		68		5,108		3,427		3,813
Loss on disposal of right-of-use assets		201		1,569		946		10,955
Loss on disposal of investments in associates		—		295		6		6
Loss on disposal of investments in subsidiaries		—		—		3,217		11,046
Donations		2,377		12,281		2,028		5,548
Other allowance for bad debts		6,157		14,407		6,798		19,574
Others		34,544		84,322		55,550		103,866

Total	~~W~~	60,593	~~W~~	175,952	~~W~~	82,535	~~W~~	198,851

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

23.	Financial Income and Costs

Details of financial income for the three and nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	73,348	~~W~~	205,812	~~W~~	65,931	~~W~~	199,009
Gain on foreign currency transactions		39,294		51,227		10,994		16,368
Gain on foreign currency translation		(11,055)		44,328		(8,490)		10,357
Gain on settlement of derivatives		50,518		50,518		699		1,304
Gain on valuation of derivatives		280,825		581,577		127,483		212,207
Gain on settlement of financial instruments		1,012		2,017		10,443		21,780
Gain on valuation of financial instruments		10,135		21,261		(51)		643
Others		6,251		7,628		22,322		24,446

Total	~~W~~	450,328	~~W~~	964,368	~~W~~	229,331	~~W~~	486,114

Details of financial costs for the three and nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	74,963	~~W~~	201,699	~~W~~	63,853	~~W~~	188,371
Loss on foreign currency transactions		58,830		66,344		4,791		9,259
Loss on foreign currency translation		317,904		582,406		124,384		209,578
Loss on settlement of derivatives		23,309		23,312		6,229		6,264
Loss on valuation of derivatives		(24,989)		158		(14,804)		10
Loss on disposal of trade receivables		7,934		27,215		3,049		10,426
Others		2,299		33,479		3,767		4,532

Total	~~W~~	460,250	~~W~~	934,613	~~W~~	191,269	~~W~~	428,440

24.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at September 30, 2022, the estimated average annual income tax rate used for the year ending December 31, 2022 is 27.97%. The Group recognized an additional ~~W~~ 22,584 million in income tax expense due to the difference in tax rates related to the investment in kind in kt cloud Co., Ltd. during the nine-month period ended September 30, 2022.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three and nine-month periods ended September 30, 2022 and 2021, are calculated as follows:

	2022				2021
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	297,477	~~W~~	1,020,198	~~W~~	310,278	~~W~~	950,675
Weighted average number of ordinary shares outstanding (in number of shares)		240,963,471		237,582,307		234,375,814		235,364,704
Basic earnings per share (in Korean won)	~~W~~	1,235	~~W~~	4,294	~~W~~	1,324	~~W~~	4,039

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds and other share-based compensation.

Diluted earnings per share from operations for the three and nine-month periods ended September 30, 2022 and 2021, are calculated as follows:

	2022				2021
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	297,477	~~W~~	1,020,198	~~W~~	310,278	~~W~~	950,675
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(282)		(531)		(19)		(19)
Diluted profit attributable to ordinary shares (in millions of Korean won)		297,195		1,019,667		310,259		950,656
Number of dilutive potential ordinary shares outstanding (in number of shares)		98,427		89,742		365,247		205,406
Weighted average number of ordinary shares outstanding (in number of shares)		241,061,898		237,672,049		234,741,061		235,570,110
Diluted earnings per share (in Korean won)		1,233		4,290		1,322		4,036

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

26.	Cash Generated from Operations

Cash flows from operating activities for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
1. Profit for the period	~~W~~	1,144,955	~~W~~	1,035,009
2. Adjustments for:
Income tax expense		475,907		436,155
Interest income [1]		(250,109)		(217,978)
Interest expense [1]		218,947		191,532
Dividend income [2]		(9,480)		(25,447)
Depreciation		2,008,264		1,980,552
Amortization of intangible assets		462,097		445,341
Depreciation of right-of-use assets		297,566		298,534
Provisions for post-employment benefits (defined benefits)		181,783		189,973
Allowance for bad debts		92,684		77,216
Share of net profit or loss of associates and joint ventures		(9,062)		(97,888)
Loss (Gain) on disposal of subsidiaries and associates		(10,897)		10,808
Loss (Gain) on disposal of property, equipment and investment properties [3]		(59,532)		20,806
Impairment loss on property, equipment and investment properties		1,570		1,371
Loss (Gain) on disposal of right-of-use assets		(1,197)		7,026
Loss on disposal of intangible assets		4,788		2,516
Impairment loss on intangible assets		3,046		1,775
Loss on foreign currency translation		538,078		199,221
Gain on valuation of derivatives		(608,202)		(207,237)
Loss on disposal of financial assets at amortized cost		2		3
Gain on disposal of financial assets at fair value through profit or loss		(2,515)		(21,742)
Loss on valuation of financial assets at fair value through profit or loss [4]		9,021		18,996
Others		16,470		424
3. Changes in operating assets and liabilities
Increase in trade receivables		(160,689)		(2,013)
Increase in other receivables		(878,580)		(335,122)
Increase in other current assets		(260,060)		(73,894)
Increase in other non-current assets		(48,104)		(95,676)
Decrease (increase) in inventories		(119,839)		185,890
Increase(decrease) in trade payables		(148,044)		52,564
Increase in other payables		752,069		476,499
Decrease in other current liabilities		(113,726)		(50,850)
Increase(decrease) in other non-current liabilities		44,316		(23,334)
Increase(decrease) in provisions		(19,185)		2,744
Increase (decrease) in deferred revenue		(1,732)		3,216
Decrease in plan assets		216,504		161,016
Payment of post-employment benefits (defined benefits)		(323,468)		(204,963)

4. Cash generated from operations (1+2+3)	~~W~~	3,443,646	~~W~~	4,443,043

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of ~~W~~ 44,297 million (nine-month period ended September 30, 2021: ~~W~~ 18,969 million) and interest expense of ~~W~~ 17,248 million (nine-month period ended September 30, 2021: ~~W~~ 3,161 million) that are recognized as operating revenue and expense, respectively, for the nine-month period ended September 30, 2022.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue, including dividend income of ~~W~~ 2,143 million (nine-month period ended September 30, 2021: ~~W~~ 1,139 million) that is recognized as operating revenue for the nine-month period ended September 30, 2022.

[3]

KT Estate Inc. recognized gain and loss on disposal of investment properties as operating revenue and expense, respectively, including gain on disposal of investment properties of ~~W~~ 86,889 that is recognized as operating revenue for the nine-month period ended September 30, 2022.

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively, including loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 2,863 million (nine-month period ended September 30, 2021: ~~W~~ 15,001 million) that is recognized as operating expense for the nine-month period ended September 30, 2022.

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Reclassification of current portion of borrowings	~~W~~	1,011,410	~~W~~	965,160
Reclassification of construction-in-progress to property and equipment		1,802,180		1,728,860
Reclassification of non-trade payables from property and equipment		(327,082)		(568,899)
Reclassification of non-trade payables from intangible assets		(301,424)		196,431
Reclassification of non-trade payables from defined benefit liabilities		(139,833)		(68,690)
Reclassification of non-trade payables from plan assets		122,030		65,097
Disposal of treasury stock related to acquisition of financial assets		747,161		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

27.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	Nine months ended September 30, 2022
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	8,437,703	~~W~~	1,362,120	~~W~~	—	~~W~~	537,986	~~W~~	690	~~W~~	28,092	~~W~~	10,366,591
Lease liabilities		1,159,369		(288,060)		326,777		(455)		78		12,945		1,210,654
Derivative liabilities		75,176		(41,197)		—		148		5,191		(39,096)		222
Derivative assets		(99,453)		76,280		(754)		(491,039)		20,619		(45,930)		(540,277)

Total	~~W~~	9,572,795	~~W~~	1,109,143	~~W~~	326,023	~~W~~	46,640	~~W~~	26,578	~~W~~	(43,989)	~~W~~	11,037,190

(in millions of Korean won)	Nine months ended September 30, 2021
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	7,316,298	~~W~~	854,949	~~W~~	46,340	~~W~~	202,776	~~W~~	—	~~W~~	(24,255)	~~W~~	8,396,108
Lease liabilities		1,143,640		(269,651)		296,710		3		47		(2,208)		1,168,541
Derivative liabilities		130,573		(1,421)		205,323		(1,581)		(12,350)		(107,978)		212,566
Derivative assets		(7,606)		216		—		(186,461)		(8,742)		108,228		(94,365)

Total	~~W~~	8,582,905	~~W~~	584,093	~~W~~	548,373	~~W~~	14,737	~~W~~	(21,045)	~~W~~	(26,213)	~~W~~	9,682,850

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security, global business, and other divisions

Details of operating revenues and profit by each segment for the three and nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)
	2022
	Operating Revenues				Operating profit				Depreciation and amortization [1]
	Three months		Nine months		Three months		Nine months		Three months		Nine months
ICT	~~W~~	4,590,184	~~W~~	13,716,425	~~W~~	323,602	~~W~~	1,056,976	~~W~~	772,862	~~W~~	2,327,517
Finance		988,823		2,885,881		23,610		87,165		12,882		38,072
Satellite TV		268,080		763,098		14,140		63,149		30,734		89,832
Others		1,874,019		5,383,862		92,010		336,816		120,878		359,880

		7,721,106		22,749,266		453,362		1,544,106		937,356		2,815,301
Elimination		(1,243,905)		(3,682,213)		(480)		(5,434)		(30,550)		(88,781)

Consolidated amount	~~W~~	6,477,201	~~W~~	19,067,053	~~W~~	452,882	~~W~~	1,538,672	~~W~~	906,806	~~W~~	2,726,520

(in millions of Korean won)
	2021
	Operating Revenues				Operating Profit				Depreciation And amortization
	Three months		Nine months		Three months		Nine months		Three months		Nine months
ICT	~~W~~	4,664,705	~~W~~	13,717,959	~~W~~	259,127	~~W~~	976,291	~~W~~	801,954	~~W~~	2,417,823
Finance		966,790		2,847,521		48,451		123,974		13,890		41,864
Satellite TV		178,378		520,374		12,015		56,845		20,519		61,484
Others		1,579,627		4,363,609		81,287		170,877		84,535		252,263

		7,389,500		21,449,463		400,880		1,327,987		920,898		2,773,434
Elimination		(1,172,118)		(3,175,043)		(18,484)		(25,556)		(25,748)		(79,858)

Consolidated amount	~~W~~	6,217,382	~~W~~	18,274,420	~~W~~	382,396	~~W~~	1,302,431	~~W~~	895,150	~~W~~	2,693,576

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Operating revenues for the three and nine-month periods ended September 30, 2022 and 2021, and non-current assets as at September 30, 2022 and December 31, 2021, by geographical region, are as follows:

(in millions of Korean won)	2022
	Operating revenues				Non-current assets[1]
	Three months		Nine months		September 30, 2022
Domestic	~~W~~	6,433,775	~~W~~	18,947,011	~~W~~	20,623,992
Overseas		43,426		120,042		306,800

Total	~~W~~	6,477,201	~~W~~	19,067,053	~~W~~	20,930,792

(in millions of Korean won)	2021
	Operating revenues				Non-current assets[1]
	Three months		Nine months		December 31, 2021
Domestic	~~W~~	6,197,750	~~W~~	18,216,824	~~W~~	20,627,543
Overseas		19,632		57,596		253,638

Total	~~W~~	6,217,382	~~W~~	18,274,420	~~W~~	20,881,181

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

29.	Related Party Transactions

The list of related parties of the Group as at September 30, 2022, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., LoginD Co., Ltd., K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, kt Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment, Digital Pharm Co., Ltd., TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Pacific No. 68 General Private Real Estate Investment Company, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd., OASISALPHA Corporation

Others [1]	Goody Studio Co., Ltd., Rebellion Inc.

[1]

Although it is evaluated by applying Korea IFRS 1109, the entity is included in the scope of related parties under Korean IFRS 1024 as it has significant influence on determining the operating and financial policies.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Outstanding balances of receivables and payables in relation to transactions with related parties as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)		September 30, 2022
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	860	~~W~~	223,099	~~W~~	—	~~W~~	301	~~W~~	—
	Little Big Pictures		2,441		5,548		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		158		1,283		—		—		8,711
	Others		1,272		238		3,983		2,572		—

	Total	~~W~~	4,731	~~W~~	230,168	~~W~~	3,983	~~W~~	2,873	~~W~~	8,711

(in millions of Korean won)		December 31, 2021
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	821	~~W~~	51,422	~~W~~	—	~~W~~	513	~~W~~	—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		4,614		—		—		—		—
	Others		565		1,853		343		4,829		—

	Total	~~W~~	6,000	~~W~~	53,275	~~W~~	343	~~W~~	5,342	~~W~~	—

Significant transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)		2022
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1 [2]	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		23,456		—		7,968		—
	Hyundai Robotics Co., Ltd.		79		—		607		3,170
	Others		5,938		1,638		20,442		1,709

	Total	~~W~~	29,473	~~W~~	1,638	~~W~~	29,017	~~W~~	4,879

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)		2021
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	1,986	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		17,172		33		10,705		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,500		—		—		—
	Others [3]		5,486		103		14,229		2,113
Others	KHS Corporation [4]		14		—		1,744		—

Total		~~W~~	29,158	~~W~~	136	~~W~~	26,678	~~W~~	2,113

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
[3]	Includes transactions of Oscar Ent. before it was excluded as associates and joint ventures of the Group.
[4]	Transactions before reclassification as subsidiary of the Group.

(in millions of Korean won)		2022						2021
		Finance income		Finance costs		Dividend Income		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1 [1]	~~W~~	—	~~W~~	—	~~W~~	45,549	~~W~~	—	~~W~~	149	~~W~~	40,142
	K Bank, Inc.		1,569		—		—		146		—		—
	Others [2]		—		185		9,158		—		—		6,474

	Total	~~W~~	1,569	~~W~~	185	~~W~~	54,707	~~W~~	146	~~W~~	149	~~W~~	46,616

[1]	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
[2]	Includes transactions of Oscar Ent. before it was excluded as associates and joint ventures of the Group.

Key	management compensation for the nine-month periods ended September 30, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Salaries and other short-term benefits	~~W~~	1,416	~~W~~	1,622
Post-employment benefits		229		311
Stock-based compensation		810		503

Total	~~W~~	2,455	~~W~~	2,436

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Fund transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Borrowing transactions[1]				Equity contributions in cash and others
	Borrowing		Repayments
Associates and joint ventures
Megazone Cloud Corporation	~~W~~	30,000	~~W~~	—	~~W~~	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		—		25,000
K Bank, Inc.		—		—		—
Others		1,916		506		61,967

Total	~~W~~	31,916	~~W~~	506	~~W~~	246,627

[1]	Borrowing transactions include lease transactions.

(in millions of Korean won)	2021
	Borrowing transactions[1]				Equity contributions in cash and others
	Borrowing		Repayments
Associates and joint ventures
K-REALTY CR REITs No.1	~~W~~	—	~~W~~	11,767	~~W~~	—
KT-IBKC Future Investment Fund 1		—		—		(5,700)
KT Young Entrepreneurs DNA Investment Fund		—		—		8,400
K Bank, Inc		—		—		424,957
Others[2]		—		—		25,633

Total	~~W~~	—	~~W~~	11,767	~~W~~	453,290

[1]	Borrowing transactions include lease transactions.
[2]	Others include transactions before exclusion as associates and joint ventures of the Group.

The Group has an obligation to invest in KB Three Telecommunications Companies ESG Fund and others. As at September 30, 2022, the Group is planning to make an additional investment of ~~W~~17,800 million.

As at September 30, 2022, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~1,000 million (December 31, 2021: ~~W~~1,000 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

30.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022			December 31, 2021
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,095,100	[1]	~~W~~	3,019,592	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		6,715,944	[1]		5,610,377	[1]
Financial assets at fair value through other comprehensive income		277,124	277,124		491,713	491,713
Other financial assets
Financial assets measured at amortized cost		793,759	[1]		608,389	[1]
Financial assets at fair value through profit or loss		1,106,960	1,106,960		952,319	952,319
Financial assets at fair value through other comprehensive income		1,277,230	1,277,230		347,877	347,877
Derivative financial assets for hedging		540,277	540,277		99,453	99,453

Total	~~W~~	13,806,394		~~W~~	11,129,720

Financial liabilities
Trade and other payables	~~W~~	7,883,231	[1]	~~W~~	7,980,203	[1]
Borrowings		10,366,591	9,758,113		8,437,703	8,578,827
Other financial liabilities
Financial liabilities at amortized cost		395,816	[1]		263,500	[1]
Financial liabilities at fair value through profit or loss		97,544	97,544		216,040	216,040
Derivative financial liabilities for hedging		222	222		18,126	18,126

Total	~~W~~	18,743,404		~~W~~	16,915,572

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(2)	Fair Value Hierarchy

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	277,124	~~W~~	—	~~W~~	277,124
Other financial assets
Financial assets at fair value through profit or loss		19,365		433,958		653,637		1,106,960
Financial assets at fair value through other comprehensive income		1,029,679		5,211		242,340		1,277,230
Derivative financial assets for hedging		—		540,277		—		540,277

Total	~~W~~	1,049,044	~~W~~	1,256,570	~~W~~	895,977	~~W~~	3,201,591

Liabilities
Borrowings	~~W~~	—	~~W~~	9,758,113	~~W~~	—	~~W~~	9,758,113
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		97,544		97,544
Derivative financial liabilities for hedging		—		222		—		222

Total	~~W~~	—	~~W~~	9,758,335	~~W~~	97,544	~~W~~	9,855,879

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		24,285		350,949		577,085		952,319
Financial assets at fair value through other comprehensive income		17,328		7,176		323,373		347,877
Derivative financial assets for hedging		—		67,888		31,565		99,453

Total	~~W~~	41,613	~~W~~	917,726	~~W~~	932,023	~~W~~	1,891,362

Liabilities
Borrowings	~~W~~	—	~~W~~	8,578,827	~~W~~	—	~~W~~	8,578,827
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		708		215,332		216,040
Derivative financial liabilities for hedging		—		18,126		—		18,126

Total	~~W~~	—	~~W~~	8,597,661	~~W~~	215,332	~~W~~	8,812,993

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(in millions of Korean won)	September 30, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332
Acquisitions		205,838		9,409		—		—
Reclassifications		(4,191)		3,239		—		(54,922)
Changes in consolidation scope		—		—		—		—
Disposals		(140,554)		(97,426)		(31,565)		—
Amount recognized in profit or loss		15,459		56		—		(62,866)
Amount recognized in other comprehensive income		—		3,689		—		—

Ending balance	~~W~~	653,637	~~W~~	242,340	~~W~~	—	~~W~~	97,544

(in millions of Korean won)	September 30, 2021
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	432,509	~~W~~	50,789	~~W~~	(4,194)	~~W~~	2,637
Acquisitions		202,388		25,945		—		224,288
Reclassifications		(23,584)		14,299		—		—
Changes in consolidation scope		423		1,581		—		—
Disposals		(274,325)		—		—		—
Amount recognized in profit or loss		2,161		52		42,898		(6,856)
Amount recognized in other comprehensive income		—		249		(5,589)		—

Ending balance	~~W~~	339,572	~~W~~	92,915	~~W~~	33,115	~~W~~	220,069

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	277,124	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,087,595	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		247,551	2,3	DCF Model, Market approach model
Derivative financial assets for hedging		540,277	2	DCF Model
Liabilities
Borrowings	~~W~~	9,758,113	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		97,544	3	DCF Model, Binomial option pricing model
Derivative financial liabilities for hedging		222	2	DCF Model

(in millions of Korean won)	December 31, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		928,034	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		330,549	2,3	DCF Model, Market approach model
Derivative financial assets for hedging		99,453	2,3	Hull-White Model, DCF Model
Liabilities
Borrowings	~~W~~	8,578,827	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		216,040	2,3	DCF Model, Binomial option pricing model
Derivative financial liabilities for hedging		18,126	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of total deferred differences for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	831	~~W~~	2,257
New transactions		—		—
Recognized at fair value through profit or loss		(831)		(1,069)

Ending balance	~~W~~	—	~~W~~	1,188

KT Corporation

Separate Interim Financial Statements

September 30, 2022 and 2021

KT Corporation

Index

September 30, 2022 and 2021

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at September 30, 2022, the separate interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021, the separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2021, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2022. The separate statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

November 14, 2022

Seoul, Korea

This report is effective as of November 14, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2022 and December 31, 2021

(in millions of Korean won)	Notes	September 30, 2022 (Unaudited)		December 31, 2021
Assets
Current assets
Cash and cash equivalents	4,28	~~W~~	1,645,052	~~W~~	1,708,714
Trade and other receivables, net	4,5,28		3,294,094		3,092,397
Other financial assets	4,6,28		251,538		104,062
Inventories, net	7		300,355		289,345
Other current assets	8		2,121,380		1,972,529

Total current assets			7,612,419		7,167,047

Non-current assets
Trade and other receivables, net	4,5,28		485,786		750,820
Other financial assets	4,6,28		2,097,954		591,201
Property and equipment, net	9		11,209,042		12,021,117
Right-of-use assets	16		1,002,656		1,078,129
Investment properties, net	9		1,115,658		997,344
Intangible assets, net	9		1,949,445		2,236,564
Investments in subsidiaries, associates and joint ventures	10		4,853,544		3,816,915
Other non-current assets	8		728,721		703,232

Total non-current assets			23,442,806		22,195,322

Total assets		~~W~~	31,055,225	~~W~~	29,362,369

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

3

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2022 and December 31, 2021

(in millions of Korean won)	Notes	September 30, 2022 (Unaudited)		December 31, 2021
Liabilities
Current liabilities
Trade and other payables	4,11,28	~~W~~	4,400,672	~~W~~	4,523,621
Borrowings	4,12,28		1,357,992		1,338,207
Other financial liabilities	4,6,28		—		17,807
Current tax liabilities			261,635		104,481
Provisions	13		91,220		155,660
Deferred income	19		48,141		48,977
Other current liabilities	8		688,512		779,967

Total current liabilities			6,848,172		6,968,720

Non-current liabilities
Trade and other payables	4,11,28		988,820		1,259,709
Borrowings	4,12,28		6,850,673		5,611,447
Other financial liabilities	4,6,28		5,551		5,572
Net defined benefit liabilities	14		143,701		116,456
Provisions	13		79,746		77,284
Deferred income	19		160,354		187,309
Deferred tax liabilities			605,539		487,107
Other non-current liabilities	8		718,966		783,871

Total non-current liabilities			9,553,350		8,528,755

Total liabilities			16,401,522		15,497,475

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,121,914		11,931,481
Accumulated other comprehensive income (loss)			(52,920)		125,610
Other components of equity	18		(420,048)		(1,196,954)

Total equity			14,653,703		13,864,894

Total liabilities and equity		~~W~~	31,055,225	~~W~~	29,362,369

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Nine-Month Periods Ended September 30, 2022 and 2021

		Periods Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Nine months		Three months		Nine months
Operating revenue	19	~~W~~	4,590,184	~~W~~	13,716,425	~~W~~	4,664,705	~~W~~	13,717,959
Operating expenses	20		4,266,582		12,659,449		4,405,577		12,741,667

Operating profit			323,602		1,056,976		259,128		976,292
Other income	21		64,625		283,127		74,474		273,127
Other expenses	21		51,291		148,122		58,281		144,109
Finance income	22		403,699		812,998		205,398		444,644
Finance costs	22		415,531		824,303		171,423		386,981

Profit before income tax expense			325,104		1,180,676		309,296		1,162,973
Income tax expense			84,853		525,020		80,603		303,072

Profit for the period		~~W~~	240,251	~~W~~	655,656	~~W~~	228,693	~~W~~	859,901

Earnings per share
Basic earnings per share	24	~~W~~	997	~~W~~	2,760	~~W~~	976	~~W~~	3,653
Diluted earnings per share	24		997		2,759		974		3,650

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2022 and 2021

		Periods Ended September 30
(in millions of Korean won)	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	240,251	~~W~~	655,656	~~W~~	228,693	~~W~~	859,901

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		(559)		(3,253)		397		(76)
Loss on valuation of financial instruments at fair value through other comprehensive income			(106,292)		(145,331)		(2,920)		(2,400)
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedge	6		203,936		325,622		90,334		139,955
Other comprehensive loss from cash flow hedges reclassified to profit or loss			(210,359)		(358,821)		(92,972)		(137,579)

Other comprehensive loss for the period, net of tax			(113,274)		(181,783)		(5,161)		(100)

Total comprehensive income for the period		~~W~~	126,977	~~W~~	473,873	~~W~~	223,532	~~W~~	859,801

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2022 and 2021

(in millions of Korean won)								Accumulated		Other
		Share		Share		Retained		other comprehensive		components		Total
	Notes	capital		premium		earnings		income (loss)		of equity		equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557
Comprehensive income
Profit for the period			—		—		859,901		—		—		859,901
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(2,400)		—		(2,400)
Remeasurements of net defined benefit liabilities	14		—		—		(76)		—		—		(76)
Valuation gain on cash flow hedge	6		—		—		—		2,376		—		2,376

Total comprehensive income for the period			—		—		859,825		(24)		—		859,801

Transactions with owners
Dividends paid			—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)
Disposal of treasury stock			—		—		—		—		3,056		3,056
Others			—		—		—		—		41,448		41,448
Subtotal			—		—		(346,985)		—		(125,103)		(472,088)

Balance as at September 30, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,746,554	~~W~~	42,882	~~W~~	(1,202,923)	~~W~~	13,591,270

Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

Comprehensive income
Profit for the period			—		—		655,656		—		—		655,656
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(145,331)		—		(145,331)
Remeasurements of net defined benefit liabilities	14		—		—		(3,253)		—		—		(3,253)
Valuation loss on cash flow hedge	6		—		—		—		(33,199)		—		(33,199)

Total comprehensive income for the period			—		—		652,403		(178,530)		—		473,873

Transactions with owners
Dividends paid			—		—		(450,393)		—		—		(450,393)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—
Disposal of treasury stock			—		—		—		—		765,996		765,996
Others			—		—		—		—		(667)		(667)

Subtotal			—		—		(461,970)		—		776,906		314,936

Balance as at September 30, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,121,914	~~W~~	(52,920)	~~W~~	(420,048)	~~W~~	14,653,703

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2022 and 2021

		Nine-Month Periods Ended September 30
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	3,453,880	~~W~~	3,932,694
Interest paid			(154,661)		(175,859)
Interest received			160,138		167,003
Dividends received			89,896		76,629
Income tax paid			(151,481)		(116,955)

Net cash inflow from operating activities			3,397,772		3,883,512

Cash flows from investing activities
Collection of loans			125,723		36,300
Disposal of current financial assets at amortized cost			900		189,967
Disposal of financial assets at fair value through profit or loss			1,695		25,751
Disposal of investments in subsidiaries, associates and joint ventures			36,028		69,784
Disposal of property and equipment			37,132		31,616
Disposal of intangible assets			105		5,311
Disposal of right-of-use assets			62		110
Loans granted			(115,662)		(36,660)
Acquisition of current financial assets at amortized cost			(537,530)		—
Acquisition of financial assets at fair value through profit or loss			(105,359)		(66,520)
Acquisition of financial assets at fair value through other comprehensive income			(4,646)		(40,182)
Acquisition of investments in subsidiaries, associates and joint ventures			(319,941)		(348,908)
Acquisition of property and equipment			(2,245,560)		(2,150,481)
Acquisition of intangible assets			(376,788)		(506,245)
Acquisition of right-of-use assets			(1,824)		(2,777)

Net cash outflow from investing activities			(3,505,665)		(2,792,934)

Cash flows from financing activities
Proceeds from borrowings			1,741,962		1,038,456
Maturity liquidation of derivative assets			76,280		216
Dividends paid			(450,393)		(326,487)
Repayments of borrowings			(1,019,117)		(1,033,841)
Acquisition of treasury stock			—		(190,105)
Maturity liquidation of derivative liabilities			(41,197)		—
Decrease in lease liabilities			(263,191)		(291,059)

Net cash inflow (outflow) from financing activities	26		44,344		(802,820)

Effect of exchange rate change on cash and cash equivalents			(113)		483

Net increase (decrease) in cash and cash equivalents			(63,662)		288,241
Cash and cash equivalents
Beginning of the period			1,708,714		1,541,210

End of the period		~~W~~	1,645,052	~~W~~	1,829,451

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at September 30, 2022, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the nine-month period ended September 30, 2022, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at September 30, 2022.

9

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2022.

- Amendments to Korean IFRS 1116 Leases – Concession on COVID-19—Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before September 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment does not have a significant impact on the separate financial statements.

- Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendment does not have a significant impact on the separate financial statements.

- Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment does not have a significant impact on the separate financial statements.

- Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment does not have a significant impact on the separate financial statements.

10

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

- Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

· Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

· Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

· Korean IFRS 1041 Agriculture – Measuring Fair Value

(2) New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations that have been published are not mandatory for September 30, 2022 reporting periods and have not been early adopted by the Company.

- Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the separate financial statements.

- Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the separate financial statements.

- Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

11

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

- Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2022, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(2) Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

12

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has a material impact on domestic and foreign economy. It may have a negative effect, such as slowdown in productivity, decrease in sales, or delay in collection of receivables, and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company, and the impact is expected to be continued to the separate annual financial statements in 2022.

Significant accounting estimates and assumptions applied in the preparation of the separate interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot be presently determined.

4.	Financial Instruments by Category

Financial instruments by category as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,645,052	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,645,052
Trade and other receivables		3,502,756		—		277,124		—		3,779,880
Other financial assets		176,372		420,001		1,234,601		518,518		2,349,492

(in millions of Korean won)	September 30, 2022
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at fair value through profit and loss		Derivatives used for hedging	Others	Total
Trade and other payables	5,389,492	~~W~~	—	—	—	5,389,492
Borrowings	8,208,665		—	—	—	8,208,665
Other financial liabilities	—		5,329	222	—	5,551
Lease liabilities	—		—	—	883,092	883,092

13

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,708,714	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,708,714
Trade and other receivables		3,351,504		—		491,713		—		3,843,217
Other financial assets		72,501		299,410		226,331		97,021		695,263

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,783,330	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,783,330
Borrowings		6,949,654		—		—		—		6,949,654
Other financial liabilities		—		5,329		18,050		—		23,379
Lease liabilities		—		—		—		966,700		966,700

5.	Trade and Other Receivables

Trade and other receivables as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,205,333	~~W~~	(303,238)	~~W~~	(6,550)	~~W~~	2,895,545
Other receivables		437,657		(37,060)		(2,048)		398,549

Total	~~W~~	3,642,990	~~W~~	(340,298)	~~W~~	(8,598)	~~W~~	3,294,094

Non-current assets
Trade receivables	~~W~~	303,792	~~W~~	(1,246)	~~W~~	(8,931)	~~W~~	293,615
Other receivables		201,969		—		(9,798)		192,171

Total	~~W~~	505,761	~~W~~	(1,246)	~~W~~	(18,729)	~~W~~	485,786

14

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,899,669	~~W~~	(280,059)	~~W~~	(7,615)	~~W~~	2,611,995
Other receivables		528,562		(44,374)		(3,786)		480,402

Total	~~W~~	3,428,231	~~W~~	(324,433)	~~W~~	(11,401)	~~W~~	3,092,397

Non-current assets
Trade receivables	~~W~~	579,253	~~W~~	(2,602)	~~W~~	(16,973)	~~W~~	559,678
Other receivables		201,193		—		(10,051)		191,142

Total	~~W~~	780,446	~~W~~	(2,602)	~~W~~	(27,024)	~~W~~	750,820

Details of other receivables as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Loans	~~W~~	45,623	~~W~~	55,184
Receivables		262,669		338,951
Accrued income		4,722		874
Refundable deposits		314,557		319,357
Others		209		1,552
Less: Provision for impairment		(37,060)		(44,374)

Total	~~W~~	590,720	~~W~~	671,544

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at September 30, 2022.

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

15

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Other financial assets
Financial assets at amortized cost [1]	~~W~~	176,372	~~W~~	72,501
Financial assets at fair value through profit or loss [2]		420,001		299,410
Financial assets at fair value through other comprehensive income		1,234,601		226,331
Derivatives used for hedging		518,518		97,021
Less: Non-current		(2,097,954)		(591,201)

Current	~~W~~	251,538	~~W~~	104,062

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,329	~~W~~	5,329
Derivatives used for hedging		222		18,050
Less: Non-current		(5,551)		(5,572)

Current	~~W~~	—	~~W~~	17,807

[1]

As at September 30, 2022, the Company’s financial instruments amounting to ~~W~~22,501 million (December 31, 2021: ~~W~~22,501 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at September 30, 2022, investment of ~~W~~1,136 million is provided as collateral in return for receiving payment guarantees from the Korea Software Financial Cooperative and others.

Details of financial assets at fair value through profit or loss as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	152	~~W~~	147
Debt instruments		417,957		297,371
Derivative liabilities held for trading [1]		1,892		1,892
Less: Non-current		(420,001)		(299,410)

Current	~~W~~	—	~~W~~	—

[1]	Call Option recognized relating to the acquisition of Epsilon Global Communications Pte. Ltd. during the year ended December 31, 2021 (Note 15).

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at September 30, 2022.

16

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Details of financial assets at fair value through other comprehensive income as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	1,039,134	~~W~~	35,510
Equity instruments (Unlisted)		195,467		190,821
Less: Non-current		(1,234,601)		(226,331)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, the remaining balance of accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022				December 31, 2021
	Assets		Liabilities		Assets		Liabilities
Currency swap [1,2]	~~W~~	518,518	~~W~~	222	~~W~~	97,021	~~W~~	18,050
Less: Non-current		(443,347)		(222)		(65,456)		(243)

Current	~~W~~	75,171	~~W~~	—	~~W~~	31,565	~~W~~	17,807

[1]

The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risks arising from fluctuations of interest rates and exchange rates, and the maximum expected period exposed to cash flow fluctuation risks due to the forecast transactions subject to hedge is September 7, 2034.

2.

The amounts of derivatives subject to interest rate benchmark reform (phase 2 amendments) is ~~W~~190,709 million, and the Company is considering the impact of substituting interest rate from an alternative indicator.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022						2021
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	492,777	~~W~~	148	~~W~~	440,626	~~W~~	196,857	~~W~~	—	~~W~~	189,281

[1]	The amounts before adjustments of deferred income tax directly reflected in equity.

17

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~2,603 million for the nine-month period ended September 30, 2022 (nine-month period ended September 30, 2021: valuation gain of ~~W~~11,449 million).

Details of financial liabilities at fair value through profit or loss as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading[1]	~~W~~	5,329	~~W~~	5,329

[1]	Derivative liabilities recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. during the year ended December 31, 2021 (Note 15).

7.	Inventories

Inventories as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022						December 31, 2021
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	375,003	~~W~~	(74,648)	~~W~~	300,355	~~W~~	402,637	~~W~~	(113,292)	~~W~~	289,345

For the nine-month period ended September 30, 2022, cost of inventories recognized as expenses amounts to ~~W~~1,918,795 million (nine-month period ended September 30, 2021: ~~W~~2,142,019 million) and reversal of valuation loss on inventory amounts to ~~W~~38,644 million (nine-month period ended September 30, 2021: reversal of valuation loss ~~W~~38,702 million).

18

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.	Other Assets and Liabilities

Other assets and liabilities as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Other assets
Advance payments	~~W~~	47,553	~~W~~	64,357
Prepaid expenses		167,704		62,782
Contract costs		1,891,756		1,867,633
Contract assets		743,088		680,989
Less: Non-current		(728,721)		(703,232)

Current	~~W~~	2,121,380	~~W~~	1,972,529

Other liabilities
Advances received [1]	~~W~~	189,734	~~W~~	226,590
Withholdings		34,727		20,946
Unearned revenue		17,125		15,308
Lease liabilities		883,092		966,700
Contract liabilities		282,800		334,294
Less: Non-current		(718,966)		(783,871)

Current	~~W~~	688,512	~~W~~	779,967

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

9.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	12,021,117	~~W~~	11,999,717
Acquisition and capital expenditure		1,910,095		1,614,964
Disposal and termination		(59,358)		(53,769)
Depreciation		(1,717,429)		(1,758,007)
Transfer		(150,108)		(291,595)
Investment in kind		(748,548)		—
Others		(46,727)		(47,722)

Ending, net	~~W~~	11,209,042	~~W~~	11,463,588

19

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in investment properties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	997,344	~~W~~	735,563
Depreciation		(31,785)		(29,372)
Transfer		150,099		274,470

Ending, net	~~W~~	1,115,658	~~W~~	980,661

As at September 30, 2022, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 110,285 million for one year or less, ~~W~~ 251,545 million more than one year and less than five years, ~~W~~ 562,320 million over five years, and ~~W~~ 924,150 million in total.

Details of investment properties provided as collateral as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	172,544	~~W~~	35,544	Deposits received	~~W~~	29,912

(in millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	173,493	~~W~~	45,942	Deposits received	~~W~~	38,695

Changes in intangible assets for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	2,236,564	~~W~~	1,583,456
Acquisition and capital expenditure		72,700		716,894
Disposal and termination		(4,402)		(8,383)
Amortization		(347,790)		(371,951)
Investment in kind		(7,664)		—
Others		37		—

Ending, net	~~W~~	1,949,445	~~W~~	1,920,016

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~ 65,057 million as at September 30, 2022 (December 31, 2021: ~~W~~ 65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~ 72,614 million as at September 30, 2022 (December 31, 2021: ~~W~~ 72,652 million).

20

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

10.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at September 30, 2022 and December 31, 2021, is as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Subsidiaries	~~W~~	4,488,188	~~W~~	3,576,438
Associates and joint ventures		365,356		240,477

Total	~~W~~	4,853,544	~~W~~	3,816,915

Investments in subsidiaries as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2022		December 31, 2021
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	8.4%		6,427		6,427
KTIS Corporation [1]	Korea	33.3%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.2%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		2,381		2,381
KT Sports	Korea	66.0%		14,520		14,520
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
KT Strategic Investment Fund No.4	Korea	95.0%		16,720		19,000
PlayD Co., Ltd. [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620		283,620
Lolab Co., Ltd.	Korea	79.8%		21,942		22,008
KT ES Pte. Ltd.	Singapore	57.6%		96,878		96,878
Altimedia Corporation	Korea	100.0%		22,000		22,000
kt cloud Co., Ltd.	Korea	100.0%		901,504		—
Others				84,166		71,574

			~~W~~	4,488,188	~~W~~	3,576,438

21

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

[1]

As at September 30, 2022, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

As at September 30, 2022, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	As at September 30, 2022, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

Investments in associates and joint ventures as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2022		December 31, 2021
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1,2]	Korea	8.5%		130,001		—
KT-DSC Creative Economy Youth Start-up Investment Fund [1]	Korea	17.1%		2,520		2,520
Others				67,199		72,321

			~~W~~	365,356	~~W~~	240,477

[1]

As at September 30, 2022, although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence in determining the operating and financial policies.

[2]	The stake of the Company considering redeemable convertible preferred stocks, issued by Megazone Cloud Corporation, is 6.7%.

Changes in investments in subsidiaries, associates and joint ventures for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	3,816,915	~~W~~	3,505,017
Acquisition		319,941		348,908
Disposal		(34,816)		(70,140)
Reversal of impairment loss		—		7,028
Others [1]		751,504		8,163

Ending	~~W~~	4,853,544	~~W~~	3,798,976

[1]	Others include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended September 30, 2022.

22

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

11.	Trade and Other Payables

Details of trade and other payables as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Current liabilities
Trade payables	~~W~~	934,413	~~W~~	883,159
Other payables		3,466,259		3,640,462

Total	~~W~~	4,400,672	~~W~~	4,523,621

Non-current liabilities
Other payables		988,820		1,259,709

Total	~~W~~	988,820	~~W~~	1,259,709

Details of other payables as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Non-trade payables	~~W~~	2,719,390	~~W~~	3,544,153
Accrued expenses		1,196,700		738,969
Operating deposits		438,231		466,808
Others		100,758		150,241
Less: Non-current		(988,820)		(1,259,709)

Current	~~W~~	3,466,259	~~W~~	3,640,462

23

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

12.	Borrowings

Details of borrowings as at September 30, 2022 and December 31, 2021, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			September 30, 2022				December 31, 2021
Type	Maturity	Annual interest rate	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD	100,000	~~W~~	143,480	USD	100,000	~~W~~	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD	400,000		573,920	USD	400,000		474,200
MTNP notes	Aug. 7, 2022	—		—		—	USD	400,000		474,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD	100,000		143,480	USD	100,000		118,550
MTNP notes	Jul. 19, 2022	—		—		—	JPY	29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY	400,000		3,973	JPY	400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD	400,000		573,920	USD	400,000		474,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD	350,000		502,180	USD	350,000		414,925
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD	284,000		284,545	SGD	284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	USD	300,000		430,440	USD	300,000		355,650
MTNP notes	Aug. 8, 2025	4.000%	USD	500,000		717,400		—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—		160,000		—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%		—		190,000		—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%		—		100,000		—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%		—		110,000		—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%		—		100,000		—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%		—		170,000		—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%		—		100,000		—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—		50,000		—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—		100,000		—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%		—		70,000		—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%		—		150,000		—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—		170,000		—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—		70,000		—		70,000
The 191-1st Public bond	Jan. 14, 2022	—		—		—		—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%		—		80,000		—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%		—		110,000		—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%		—		90,000		—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%		—		340,000		—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%		—		100,000		—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%		—		50,000		—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%		—		110,000		—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%		—		150,000		—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%		—		70,000		—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%		—		20,000		—		20,000

24

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			September 30, 2022			December 31, 2021
Type	Maturity	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		—
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		—
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		—
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		—

Subtotal					7,833,338			6,868,455
Less: Current portion					(1,257,499)			(1,337,714)
Discount on bonds					(26,647)			(21,268)

Total				~~W~~	6,549,192		~~W~~	5,509,473

[1]

As at September 30, 2022, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]

LIBOR (3M) and SOR (6M) is approximately 3.755% and 3.447%, respectively as at September 30, 2022. Debentures have not been converted using interest rate from an alternative indicator, and the Company is considering the impact of substituting interest rate from an alternative indicator.

Long-term borrowings

(in millions of Korean won)
Financial institution	Type		Maturity	Annual interest rates	September 30, 2022		December 31, 2021
Export-Import Bank of Korea	Inter-Korean Cooperation Fund	[1]	Jul. 10, 2026	1.000%	~~W~~	1,974	~~W~~	2,467
CA-CIB	Long-term commercial papers		May 15, 2023	1.260%		100,000		100,000
			May 28, 2024	3.380%		100,000		—
JPM	Long-term commercial papers		Feb. 28, 2025	2.700%		100,000		—
DBS	Long-term commercial papers		Jun. 28, 2024	4.109%		100,000		—

	Subtotal					401,974		102,467
	Less: Current portion					(100,493)		(493)

	Total				~~W~~	301,481	~~W~~	101,974

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

25

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Repayment schedule of the Company’s debentures and borrowings as at September 30, 2022, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Oct.1, 2022 ~ Sep. 30, 2023	~~W~~	830,000	~~W~~	428,025	~~W~~	1,258,025	~~W~~	100,493	~~W~~	1,358,518
Oct.1, 2023 ~ Sep. 30, 2024		670,000		3,973		673,973		200,493		874,466
Oct.1, 2024 ~ Sep. 30, 2025		960,000		1,793,500		2,753,500		100,494		2,853,994
Oct.1, 2025 ~ Sep. 30, 2026		320,000		573,920		893,920		494		894,414
After Oct.1, 2026		1,680,000		573,920		2,253,920		—		2,253,920

	~~W~~	4,460,000	~~W~~	3,373,338	~~W~~	7,833,338	~~W~~	401,974	~~W~~	8,235,312

13.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,277	~~W~~	232,944
Increase (transfer)		2,864		6,053		889		9,806
Usage		(8,477)		(1,021)		(16,677)		(26,175)
Reversal		(42,120)		(2,792)		(697)		(45,609)

Ending balance	~~W~~	29,386	~~W~~	101,788	~~W~~	39,792	~~W~~	170,966

Current	~~W~~	29,386	~~W~~	23,299	~~W~~	38,535	~~W~~	91,220
Non-current		—		78,489		1,257		79,746

	2021
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745
Increase (transfer)		1,332		6,135		13,393		20,860
Usage		(268)		(2,185)		(810)		(3,263)
Reversal		—		(736)		(13,694)		(14,430)

Ending balance	~~W~~	75,243	~~W~~	100,253	~~W~~	60,416	~~W~~	235,912

Current	~~W~~	75,243	~~W~~	25,983	~~W~~	56,466	~~W~~	157,692
Non-current		—		74,270		3,950		78,220

26

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at September 30, 2022 and December 31, 2021, are determined as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,731,697	~~W~~	1,721,241
Fair value of plan assets		(1,587,996)		(1,604,785)

Liabilities, net	~~W~~	143,701	~~W~~	116,456

Changes in the defined benefit obligations for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	1,721,241	~~W~~	1,809,843
Current service cost		96,302		103,747
Interest expense		31,329		25,004
Benefit paid		(96,822)		(70,583)
Others [1]		(20,353)		1,010

Ending	~~W~~	1,731,697	~~W~~	1,869,021

[1]	Others include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended September 30, 2022.

Changes in the fair value of plan assets for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	1,604,785	~~W~~	1,539,553
Interest income		29,209		21,269
Remeasurements on plan assets		(4,402)		(103)
Benefit paid		(25,332)		(51,749)
Others [1]		(16,264)		—

Ending	~~W~~	1,587,996	~~W~~	1,508,970

[1]	Others include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended September 30, 2022.

Amounts recognized in the separate statement of profit or loss for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Current service cost	~~W~~	96,302	~~W~~	103,747
Net interest cost		2,120		3,735
Account transfers		(11,504)		(11,365)

Total expenses	~~W~~	86,918	~~W~~	96,117

27

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

15.	Commitments and Contingencies

As at September 30, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	360,000	—
Working capital loan	Kookmin Bank and others	KRW	1,070,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	1,974
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	297,000	11,539
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,406
Derivatives transaction limit	Korea Development Bank	KRW	80,000	12,118
	Woori Bank and others	USD	529,614	276,740
Total		KRW	1,897,940	28,769

		USD	529,614	276,740

As at September 30, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Warranty details	Currency	Limit
Hana Bank	Comprehensive credit line	KRW	3,100
		USD	8,700
Shinhan Bank	Guarantee for payment in local currency and others	KRW	1,398
		USD	39,517
Kookmin Bank	Guarantee for payment in foreign currency	USD	6,484
Woori Bank	Guarantee for payment in foreign currency	USD	5,000
Korea Development Bank	Refund guarantee for advances received	USD	7,315
Korea Software Financial Cooperative	Advance payment/other guarantee and others	KRW	1,183,622
Seoul Guarantee Insurance Company	Performance guarantee and others	KRW	58,461
Total		KRW	1,246,581

		USD	67,016

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at September 30, 2022, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 683 million.

For the nine-month period ended September 30, 2022 and year ended December 31, 2021, the Company made agreements with Securitization Specialty Companies (2022: First 5G 61st to 64th Securitization Specialty Co., Ltd., 2021: First 5G 55th to 60th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

28

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

As at September 30, 2022, the Company is a defendant in 160 lawsuits with the total claimed amount of ~~W~~ 54,684 million. As at September 30, 2022, litigation provisions of ~~W~~ 29,386 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restriction on provision of additional collateral and disposal of certain assets.

As at September 30, 2022, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at September 30, 2022, the contracted amount of property and equipment and intangible assets acquisition agreement made, but not yet recognized, amounts to ~~W~~ 745,973 million (December 31, 2021: ~~W~~ 704,698 million).

During the year ended December 31, 2021, the Company entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investor of the equity purchase agreement may exercise the Tag-Along Right and Drag-Along Right for the entitled convertible preferred shares (Note 6).

The Company has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3 and others. As at September 30, 2022, the remaining amount of ~~W~~ 5,473 million and USD 36,850 thousand will be invested using the Capital Call method in the future.

The Company has an obligation to provide financial support for 60% of the construction contract amount of ~~W~~ 504,038 million as a construction investor during the construction period with respect to K Defense Co., Ltd. that was established in accordance with the Private Investment Act on Social Infrastructure, and construction companies are jointly and severally liable for the remaining 40% of the construction contract amount. During the operating period, as an operating investor, the Company has an obligation to provide financial support for 100% of the operating service contract amount of ~~W~~ 398,465 million.

During the period ended September 30, 2022, the Company entered into a shareholders’ agreement with CJ ENM Co., Ltd., which signed a business cooperation contract with KT Studio Genie Co., Ltd. If certain conditions under the agreement are not satisfied, CJ ENM Co., Ltd. may exercise its stock purchase right of the Company.

During the period ended September 30, 2022, the Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed of to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

29

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

16.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 9.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Right-of-use assets
Property and buildings	~~W~~	922,207	~~W~~	984,348
Machinery and telecommunication line facilities		40,252		51,301
Others		40,197		42,480
	~~W~~	1,002,656	~~W~~	1,078,129

Investment properties (buildings)	~~W~~	—	~~W~~	24

(in millions of Korean won)	September 30, 2022		December 31, 2021
Lease liabilities [1]
Current	~~W~~	227,909	~~W~~	268,453
Non-current		655,183		698,247

	~~W~~	883,092	~~W~~	966,700

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

During the nine-month periods ended September 30, 2022 and 2021, right-of-use assets related to leases increased, amounting to ~~W~~ 209,812 million and ~~W~~ 266,084 million, respectively.

The separate statement of profit or loss for the nine-month periods ended September 30, 2022 and 2021 shows the following amounts relating to leases:

(in millions of Korean won)	2022		2021
Depreciation of right-of-use assets
Property and buildings	~~W~~	227,357	~~W~~	239,048
Machinery and telecommunication line facilities		22,710		32,150
Others		17,531		16,733

	~~W~~	267,598	~~W~~	287,931

Depreciation of investment properties	~~W~~	15	~~W~~	1,739
Interest expense relating to lease liabilities		22,119		23,478
Expense relating to short-term leases		3,929		2,731
Expense relating to leases of low-value assets that are not short-term leases		8,972		10,861

The total cash outflow for leases during the nine-month periods ended September 30, 2022 and 2021 is ~~W~~ 284,397 million and ~~W~~ 304,651 million, respectively.

30

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

17.	Retained Earnings

Details of retained earnings as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,688,303		6,497,870

Total	~~W~~	12,121,914	~~W~~	11,931,481

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed of, when income tax is recalculated from tax return adjustments.

18.	Other Components of Equity

The Company’s other components of equity as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Treasury stock	~~W~~	(202,295)	~~W~~	(1,009,798)
Loss on disposal of treasury stock		(41,507)		(11,577)
Share-based compensation		3,401		4,068
Others		(179,647)		(179,647)

Total	~~W~~	(420,048)	~~W~~	(1,196,954)

As at September 30, 2022 and December 31, 2021, the details of treasury stock are as follows:

	September 30, 2022		December 31, 2021
Number of shares (in shares)		5,069,130		25,303,662
Amount (in millions of Korean won)	~~W~~	202,295	~~W~~	1,009,798

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

31

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month and nine-month periods ended September 30, 2022 and 2021:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	4,537,439	~~W~~	13,565,557	~~W~~	4,619,377	~~W~~	13,585,787
Revenue from other sources		52,745		150,868		45,328		132,172

Total revenue	~~W~~	4,590,184	~~W~~	13,716,425	~~W~~	4,664,705	~~W~~	13,717,959

Operating revenues for the three-month and nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	3,944,433	~~W~~	11,842,880	~~W~~	3,918,806	~~W~~	11,609,129
Sales of goods		645,751		1,873,545		745,899		2,108,830

Total	~~W~~	4,590,184	~~W~~	13,716,425	~~W~~	4,664,705	~~W~~	13,717,959

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time.

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Contract assets [1]	~~W~~	897,490	~~W~~	757,804
Contract liabilities [1]		296,971		370,740
Deferred revenue [2]		72,391		74,594

[1]

The Company recognized contract assets of ~~W~~ 154,402 million and contract liabilities of ~~W~~ 14,171 million for long-term construction contracts as at September 30, 2022 (2021: contract assets of ~~W~~ 76,816 million and contract liabilities of ~~W~~ 36,446 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

32

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2022		December 31, 2021
Incremental costs of obtaining a contract	~~W~~	1,740,999	~~W~~	1,727,153
Costs of contract performance		150,757		140,480

The Company recognized ~~W~~1,430,076 million of operating expenses for the nine-month period ended September 30, 2022 (2021: ~~W~~1,449,477 million) which relate to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

For the three-month and nine-month periods ended September 30, 2022 and 2021, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year is as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	50,071	~~W~~	189,574	~~W~~	55,998	~~W~~	210,931
Deferred revenue of joining/installment fees		8,895		29,561		8,759		29,831

Total	~~W~~	58,966	~~W~~	219,135	~~W~~	64,757	~~W~~	240,762

33

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

20.	Operating Expenses

Operating expenses for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	535,811	~~W~~	1,690,954	~~W~~	629,292	~~W~~	1,765,375
Depreciation		567,883		1,713,598		588,115		1,759,165
Depreciation of right-of-use assets		88,388		267,598		94,711		287,931
Amortization of intangible assets		116,592		346,321		119,127		370,727
Commissions		463,162		1,326,317		428,937		1,232,140
Interconnection charges		121,097		378,314		122,699		369,428
International interconnection fees		47,374		147,168		47,400		147,891
Purchase of inventories		720,346		1,891,161		667,169		1,936,584
Changes of inventories		(61,661)		(11,010)		75,585		166,733
Sales promotion expense and sales commissions		650,273		1,920,880		622,062		1,894,899
Service costs		214,253		625,060		196,991		567,934
Purchase of contents		160,358		488,883		158,469		442,821
Utilities		83,753		238,713		92,551		253,917
Taxes and dues		64,217		173,678		57,670		178,593
Rent		25,920		79,854		26,340		79,198
Insurance premiums		13,754		38,878		16,221		42,126
Installation fees		139,690		372,570		116,230		341,942
Advertising expenses		40,848		119,150		32,279		91,590
Research and development expenses		44,990		127,238		47,363		126,074
Bad debt expenses		11,503		38,356		13,174		40,870
Others		218,031		685,768		253,192		645,729

Total	~~W~~	4,266,582	~~W~~	12,659,449	~~W~~	4,405,577	~~W~~	12,741,667

34

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Details of employee benefits for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	489,787	~~W~~	1,548,036	~~W~~	541,713	~~W~~	1,538,468
Post-employment benefits (defined benefits)		28,733		86,918		31,698		96,117
Post-employment benefits (defined contributions)		12,286		36,520		11,652		33,677
Share-based compensation		2,480		11,583		41,334		43,892
Others		2,525		7,897		2,895		8,221

Total	~~W~~	535,811	~~W~~	1,690,954	~~W~~	629,292	~~W~~	1,765,375

21.	Other Income and Other Expenses

Other income for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment	~~W~~	6,118	~~W~~	30,261	~~W~~	5,423	~~W~~	19,135
Gain on disposal of right-of-use assets		494		2,602		513		1,622
Gain on disposal of intangible assets		—		—		—		808
Compensation on impairment of property and equipment		34,324		108,900		31,185		105,024
Gain on disposal of investments in subsidiaries and associates		—		1,278		25		2,268
Reversal of impairment loss on investments in subsidiaries		—		—		—		7,027
Dividends received		5		89,896		11,934		76,622
Gain on government subsidies		10,674		22,641		18,663		28,047
Others		13,010		27,549		6,731		32,574

Total	~~W~~	64,625	~~W~~	283,127	~~W~~	74,474	~~W~~	273,127

35

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Other expenses for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment	~~W~~	13,679	~~W~~	52,486	~~W~~	9,430	~~W~~	41,294
Loss on disposal of right-of-use assets		201		1,632		927		10,119
Loss on disposal of intangible assets		31		4,297		3,451		3,698
Loss on disposal of investments in subsidiaries and associates		—		—		(3)		2,624
Donations		2,016		10,401		1,210		4,337
Others		35,364		79,306		43,266		82,037

Total	~~W~~	51,291	~~W~~	148,122	~~W~~	58,281	~~W~~	144,109

22.	Finance Income and Costs

Details of finance income for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	60,660	~~W~~	175,904	~~W~~	62,245	~~W~~	187,272
Gain on foreign currency transactions		36,203		43,939		9,724		13,537
Gain on foreign currency translation		(14,412)		37,703		(9,571)		8,387
Gain on derivatives transactions		50,518		50,518		—		—
Gain on valuation of derivatives		265,127		492,777		115,817		196,857
Gain on disposal of financial assets		1,012		1,555		10,396		21,722
Gain on valuation of financial assets		5		5,974		16,787		16,862
Others		4,586		4,628		—		7

Total	~~W~~	403,699	~~W~~	812,998	~~W~~	205,398	~~W~~	444,644

Details of finance costs for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	65,503	~~W~~	175,531	~~W~~	56,726	~~W~~	169,096
Loss on foreign currency transactions		58,032		62,973		3,668		6,441
Loss on foreign currency translation		286,019		525,257		116,583		194,917
Loss on derivatives transactions		23,039		23,039		6,209		6,209
Loss on valuation of derivatives		(24,989)		148		(14,703)		—
Loss on disposal of trade receivables		7,928		27,149		3,049		10,427
Loss on valuation of financial assets		(1)		10,206		—		—
Others		—		—		(109)		(109)

Total	~~W~~	415,531	~~W~~	824,303	~~W~~	171,423	~~W~~	386,981

36

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2022 is 26.10%. The Company recognized an additional ~~W~~ 216,863 million in corporate tax expenses as an in kind investment in kt cloud Co., Ltd. during the nine-month period ended September 30, 2022.

24.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the nine-month periods ended September 30, 2022 and 2021, are calculated as follows:

	2022				2021
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	240,251	~~W~~	655,656	~~W~~	228,693	~~W~~	859,901
Weighted average number of ordinary shares outstanding (in number of shares)		240,963,471		237,582,307		234,375,814		235,364,704
Basic earnings per share (in Korean won)	~~W~~	997	~~W~~	2,760	~~W~~	976	~~W~~	3,653

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

37

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Diluted earnings per share from operations for the nine-month periods ended September 30, 2022 and 2021, are calculated as follows:

	2022				2021
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	240,251	~~W~~	655,656	~~W~~	228,693	~~W~~	859,901
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	240,251	~~W~~	655,656	~~W~~	228,693	~~W~~	859,901
Number of dilutive potential ordinary shares outstanding (in number of shares)		98,427		89,742		365,247		205,406
Weighted average number of ordinary shares outstanding (in number of shares)		241,061,898		237,672,049		234,741,061		235,570,110
Diluted earnings per share (in Korean won)	~~W~~	997	~~W~~	2,759	~~W~~	974	~~W~~	3,650

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

38

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

25.	Cash Generated from Operations

Cash flows from operating activities for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
1. Profit for the period	~~W~~	655,656	~~W~~	859,901
2. Adjustments for:
Income tax expense		525,020		303,072
Interest income		(175,904)		(187,272)
Interest expense		175,531		169,096
Dividend income		(94,524)		(76,629)
Depreciation		1,749,214		1,787,379
Amortization of intangible assets		347,790		371,951
Depreciation of right-of-use assets		267,598		287,931
Provisions for post-employment benefits (defined benefits)		98,422		107,482
Allowance for bad debts		48,595		50,860
Loss (gain) on disposal of investments in subsidiaries and associates		(1,278)		356
Loss on disposal of property and equipment		22,225		22,159
Loss on disposal of intangible assets		4,297		2,890
Loss (gain) on disposal of right-of-use assets		(970)		8,497
Loss on foreign currency translation		487,554		186,530
Gain on valuation of derivatives, net		(519,313)		(190,648)
Loss (gain) on valuation of financial assets at fair value through profit or loss		4,232		(16,862)
Gain on disposal of financial assets at fair value through profit or loss		(1,555)		(21,722)
Others		(89,631)		4,613
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(42,773)		28,007
Decrease in finance lease receivables		1,192		624
Decrease (increase) in other receivables		55,001		(48,166)
Increase in other current assets		(148,631)		(114,216)
Increase in other non-current assets		(25,489)		(42,578)
Decrease in inventories		25,109		201,559
Increase in trade payables		40,529		123,317
Increase in other payables		254,677		187,355
Decrease in other current liabilities		(50,911)		(54,344)
Decrease in other non-current liabilities		(21,841)		(18,721)
Increase (decrease) in provisions		(20,309)		4,520
Increase (decrease) in deferred revenue		(27,791)		21,307
Payment of post-employment benefits (defined benefits)		(235,850)		(139,685)
Decrease in plan assets		148,008		114,131

4. Cash generated from operations (1+2+3)	~~W~~	3,453,880	~~W~~	3,932,694

39

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Reclassification of current portion of borrowings	~~W~~	957,388	~~W~~	964,721
Reclassification of construction-in-progress to property and equipment		1,709,403		1,667,046
Reclassification of non-trade payables from property and equipment		(386,111)		(588,034)
Reclassification of non-trade payables from intangible assets		(304,125)		210,242
Reclassification of non-trade payables from net defined benefit liabilities		(17,077)		(7,731)
Disposal of treasury stock related to acquisition of financial assets		747,161		—

26.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	6,949,654	~~W~~	722,845	~~W~~	—	~~W~~	511,477	~~W~~	—	~~W~~	24,689	~~W~~	8,208,665
Financial lease liabilities		966,700		(263,191)		219,255		—		—		(39,672)		883,092
Derivative liabilities		18,050		(41,197)		—		148		5,191		18,030		222
Derivative assets		(97,021)		76,280		—		(491,039)		37,113		(43,851)		(518,518)

Total	~~W~~	7,837,383	~~W~~	494,737	~~W~~	219,255	~~W~~	20,586	~~W~~	42,304	~~W~~	(40,804)	~~W~~	8,573,461

(in millions of Korean won)	2021
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	6,945,768	~~W~~	4,615	~~W~~	—	~~W~~	193,510	~~W~~	—	~~W~~	(770)	~~W~~	7,143,123
Financial lease liabilities		1,066,144		(291,059)		244,789		—		—		(12,088)		1,007,786
Derivative liabilities		120,349		—		—		1,176		(3,116)		(108,011)		10,398
Derivative assets		(7,684)		216		—		(185,809)		(11,481)		113,444		(91,314)

Total	~~W~~	8,124,577	~~W~~	(286,228)	~~W~~	244,789	~~W~~	8,877	~~W~~	(14,597)	~~W~~	(7,425)	~~W~~	8,069,993

40

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

27.	Related Party Transactions

The list of related parties of the Company as at September 30, 2022, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Alpha Co., Ltd. (KT Hitel Co., Ltd.), KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.2, KT America, Inc., KT Japan Co., Ltd., KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, AOS Ltd., KT M Mobile Co., Ltd., KT Investment Co., Ltd., PT. BC Card Asia Pacific, KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLC, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd., KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd., MEDIA GENIE Co., Ltd., kt seezn Co., Ltd., Millie Seojae, KT ES Pte. Ltd., Epsilon Global Communications Pte. Ltd., Epsilon Telecommunications (SP) Pte. Ltd., Epsilon Telecommunications (US) Pte. Ltd., Epsilon Telecommunications Limited, 7D Digital Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, Epsilon M E A General Trading L.L.C, KTP SERVICES INC., Nasmedia-KT Alpha Future Growth Strategic Investment Fund, KT Strategic Investment Fund 6, Altimedia Corporation, Alticast B.V., Alticast Company Limited, BCCARD VIETNAM LTD., KT RUS LLC, Hangang Real Estate Investment Trust No. 24, KT DX Vietnam Company Limited, kt cloud Co., Ltd., Pocheon Jeonggyori Development Co., Ltd, Alpha DX Solution Co., Ltd., PT CRANIUM ROYAL ADITAMA, KT Primorye IDC LLC

Associates	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., LoginD Co., Ltd., K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtual Realm Sendirian Berhad, KT Smart Factory Investment Union, Studio Discovery Co., Ltd., KT Youth Startup DNA Investment Association, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V , K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment Co., Ltd., Digital Pharm Co., Ltd., TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Pacific No. 68 General Private Real Estate Investment Company, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd, OASISALPHA Corporation

Others [1]	Goody Studio Co., Ltd., Rebellion Inc.

[1]

Although the entity is evaluated by applying Korean IFRS 1109, the entity is included in the scope of Related Party according to Korean IFRS 1024 as the Company has significant influence over determining the operating and financial policies.

41

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Commerce Inc., KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for the nine-month period ended September 30, 2022 is ~~W~~ 404,134 million.

The Company has entered into an additional agreement with KT M Mobile Co., Ltd. regarding wholesale provision of telecommunication services. In connection with the agreement, the Company offsets receivables, partially or in-full, against payables for joining mobile telecommunications services and network usage arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transactions with related parties as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	49	~~W~~	—	~~W~~	61	~~W~~	—	~~W~~	—	~~W~~	10,349	~~W~~	—
KT Telecop Co., Ltd.		734		—		400		—		9		26,133		11
KTCS Corporation		507		—		8,382		—		—		57,392		7
KTIS Corporation		2,138		—		4,833		—		—		43,626		—
KT Service Bukbu Co., Ltd.		68		—		—		—		—		20,485		—
KT Service Nambu Co., Ltd.		9		—		—		—		21,546		2,283		—
KT Skylife Co., Ltd.		5,265		—		17,446		195		—		10,752		—
KTDS Co., Ltd.		1,075		—		1,607		—		—		101,861		—
KT Estate Inc.		360		—		41,922		—		—		6,594		9,075
Skylife TV Co., Ltd.		11		—		—		—		—		1,838		—
BC Card Co., Ltd. [1]		684		—		5,574		—		—		1,318		4
KT Sat Co., Ltd.		1,027		—		—		—		—		1,111		—

42

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	September 30, 2022
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		5,755		—		90		—		—		12,602		—
KT Commerce Inc.		383		—		—		—		3,614		16,540		—
KT M&S Co., Ltd.		25		4,900		271		—		—		89,809		—
GENIE Music Corporation		17,134		—		2		—		—		18,286		—
KT M Mobile Co., Ltd.		34,429		—		42		—		—		1,040		—
Nasmedia, Co., Ltd.		3,064		—		2		—		—		1,386		—
KT MOS Bukbu Co., Ltd.		5		—		—		—		—		10,197		—
KT MOS Nambu Co., Ltd.		2		—		—		—		—		10,330		—
KT Engineering Co., Ltd.		1		—		4,036		—		144		33,604		5
KT Studio Genie Co., Ltd.		7		—		2,370		—		—		9,386		—
kt cloud Co., Ltd.		9,698		—		2		—		19,742		24,213		483
East Telecom LLC		6,498		13,556		—		—		—		591		—
kt seezn Co., Ltd.		8,359		—		24		—		—		30,338		—
Others		11,272		—		5,138		—		1,526		33,069		29
Associates and joint ventures
K Bank Inc.		328		—		100,215		—		—		—		—
Others		133		—		3		—		—		1,271		1,809

Total	~~W~~	109,020	~~W~~	18,456	~~W~~	192,420	~~W~~	195	~~W~~	46,581	~~W~~	576,404	~~W~~	11,423

(in millions of Korean won)	December 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2	~~W~~	—	~~W~~	3	~~W~~	—	~~W~~	—	~~W~~	16,062	~~W~~	—
KT Telecop Co., Ltd.		877		—		428		—		1,626		20,352		11
KTCS Corporation		304		—		10,551		—		—		49,530		10
KTIS Corporation		7,546		—		—		—		—		41,658		—
KT Service Bukbu Co., Ltd.		11		—		—		16		—		24,255		—
KT Service Nambu Co., Ltd.		—		—		—		—		1,068		23,228		—
KT Skylife Co., Ltd.		6,872		—		6,633		—		—		8,264		—
KTDS Co., Ltd.		1,051		—		934		—		—		126,552		—
KT Estate Inc.		3,091		—		45,796		—		—		29,343		38,502
Skylife TV Co., Ltd.		8		—		1		—		—		1,680		—
BC Card Co., Ltd.[1]		509		—		3,299		—		—		1,189		5

43

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT Sat Co., Ltd.		1,958		—		—		—		—		1,244		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) [2]		5,562		—		80		—		12,609		16,713		—
KT Commerce Inc.		17		—		71		—		6,372		50,952		—
KT M&S Co., Ltd.		86		7,088		399		—		—		101,365		—
GENIE Music Corporation		5		—		545		—		—		22,438		—
KT M Mobile Co., Ltd.		23,265		—		29		—		—		636		—
Nasmedia, Inc.		3,743		—		2		—		—		722		—
KT MOS Bukbu Co., Ltd.		8		—		391		—		—		10,548		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		12,268		—
KT Engineering Co., Ltd.		6		—		1,724		—		3,004		151,593		5
KHS Corporation		—		—		29		—		—		—		—
KT Studio Genie Co., Ltd.		377		—		—		—		—		17,109		—
East Telecom LLC		5,502		10,979		—		—		—		149		—
kt seezn Co., Ltd.		10,220		—		152		—		—		21,710		—
Others		3,197		—		3,023		—		395		12,481		45
Associates and joint ventures
K Bank Inc.		334		—		143		—		—		—		—
Others		51		—		1		—		—		3,482		—

Total	~~W~~	74,602	~~W~~	18,067	~~W~~	74,234	~~W~~	16	~~W~~	25,074	~~W~~	765,523	~~W~~	38,578

[1]	As at September 30, 2022, ~~W~~1,295 million of the unsettled amount (December 31, 2021: ~~W~~1,024 million) in credit card transactions with BC Card Co., Ltd. is included in trade payables.
[2]	During the year ended December 31, 2021, KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) merged with KT M Hows Co., Ltd. as a surviving company.

44

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Significant transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of- use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	4,500	~~W~~	3	~~W~~	42,049	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		7,136		—		122,738		—		—		—		9		—		—
KTCS Corporation		70,779		68		249,333		8		—		—		—		1		318
KTIS Corporation		54,410		345		237,503		—		—		—		—		—		1,020
KT Service Bukbu Co., Ltd.		10,317		2		179,504		—		—		—		—		—		—
KT Service Nambu Co., Ltd.		9,349		2		212,002		—		—		—		—		—		—
KT Skylife Co., Ltd.		71,661		—		30,656		—		—		—		4		—		8,368
KTDS Co., Ltd. [1]		11,126		1		330,607		108		—		—		2		—		4,920
KT Estate Inc.		23,416		—		84,455		—		—		44		—		424		—
Skylife TV Co., Ltd.		105		—		7,365		—		—		—		—		—		—
BC Card Co., Ltd.		9,843		4		23,250		—		—		—		4		—		17,439
KT Sat Co., Ltd.		9,918		—		7,701		—		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		48,386		5		72,202		—		—		—		1		—		—
KT Commerce Inc. [1]		933		—		91,381		63,310		—		—		—		—		—
KT M&S Co., Ltd. [1]		260,818		13		187,056		24		—		—		—		—		—
GENIE Music Corporation		836		—		40,923		—		—		—		—		—		—
KT M Mobile Co., Ltd.		145,349		—		20,303		—		—		—		—		—		—
Nasmedia, Co., Ltd.		546		—		3,815		—		—		—		1		—		3,293
KT MOS Nambu Co., Ltd. [1]		1,308		—		56,950		97		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,891		—		57,460		—		—		—		—		—		—
KT Engineering Co., Ltd. [1]		363		—		20,590		102,272		—		—		—		—		—
KHS Corporation		11		—		12,249		—		—		—		—		—		—
KT Studio Genie Co., Ltd.		54		—		25,408		—		—		—		—		—		—
kt cloud Co., Ltd.		53,012		—		57,681		—		—		775		937		9		—
kt seezn Co., Ltd.		27,258		—		67,340		—		—		—		—		—		—
Others		21,339		—		64,978		97		—		—		3		1		243
Associates and joint ventures
K-REALTY CR REITs No.1 [2]		—		—		—		—		—		—		—		—		45,549
K Bank Inc.		9,354		—		133		—		—		—		—		—		—
Others		624		70		4,234		3,170		—		1,966		—		19		8,741

Total	~~W~~	854,642	~~W~~	513	~~W~~	2,309,866	~~W~~	169,086	~~W~~	—	~~W~~	2,785	~~W~~	961	~~W~~	454	~~W~~	89,891

45

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of- use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd [3]	~~W~~	3,233	~~W~~	—	~~W~~	508	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		6,536		2		44,921		—		—		—		—		—		—
KT Telecop Co., Ltd.		10,055		—		119,561		—		—		—		—		—		—
KTCS Corporation [1]		70,132		54		234,926		9		—		—		6		—		254
KTIS Corporation		42,169		—		216,857		—		—		—		29		—		816
KT Service Bukbu Co., Ltd.		13,345		2		153,364		—		—		—		1		—		—
KT Service Nambu Co., Ltd.		9,732		5		183,244		—		—		—		—		—		—
KT Skylife Co., Ltd.		38,769		7		26,073		—		—		—		1		—		8,368
KTDS Co., Ltd. [1]		10,565		17		314,261		91		—		—		1		—		3,000
KT Estate Inc.		10,725		—		73,014		—		—		38		—		732		—
Skylife TV Co., Ltd.		1,846		—		6,057		—		—		—		25		—		—
BC Card Co., Ltd.		7,723		3		22,948		—		—		—		3		—		14,686
KT Sat Co., Ltd.		15,085		—		7,999		—		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		30,311		—		59,977		—		—		—		—		—		—
KT Commerce Inc.		714		—		79,757		42,057		—		—		—		—		—
KT M Hows Co., Ltd.[3]		861		—		460		—		—		—		—		—		—
KT M&S Co., Ltd.		324,728		91		160,897		—		—		—		—		—		—
GENIE Music Corporation		1,437		—		43,937		—		—		—		—		—		—
KT M Mobile Co., Ltd.		95,662		—		16,288		—		—		—		—		—		—
Nasmedia, Co., Ltd.		608		—		4,515		—		—		—		1		—		2,994
KT MOS Nambu Co., Ltd. [1]		1,379		—		48,948		525		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,896		—		50,121		—		—		—		—		—		—
KT Engineering Co., Ltd. [1]		407		—		26,313		91,522		—		—		—		—		—
KHS Corporation		9		—		2,519		—		—		—		—		—		—
Others		19,543		5		57,272		1		557		—		27		—		15,134
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		—		149		40,142
K Bank Inc.		2,999		33		50		—		—		—		—		—		—
Others		666		103		4,522		—		—		—		—		—		6,120
Others
KHS Corporation [4]		8		—		1,744		—		—		—		—		—		—

Total	~~W~~	721,143	~~W~~	322	~~W~~	1,961,053	~~W~~	134,205	~~W~~	557	~~W~~	38	~~W~~	95	~~W~~	881	~~W~~	91,514

[1]	Amounts include acquisition of property, equipment and others.
[2]	Transaction amount before being excluded from associates.
[3]	Transaction amount before being excluded from subsidiaries.
[4]	Transaction amount before being included as a subsidiary.

46

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

Key management compensation for the nine-month periods ended September 30, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Salaries and other short-term benefits	~~W~~	1,416	~~W~~	1,622
Post-employment benefits		229		311
Stock-based compensation		810		503

Total	~~W~~	2,455	~~W~~	2,436

Fund transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund 6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,200
KT M&S Co., Ltd.		44,100		46,288		—		—		—
KT Estate Inc.		—		—		44		31,190		—
kt cloud Co., Ltd.		95,900		95,900		775		302		901,504
Others		2,577		—		—		22		1,112
Associates and joint ventures
Megazone Cloud Corporation		—		—		—		—		130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		—		—		9,000
Others		—		—		1,916		44		15,877

Total	~~W~~	142,577	~~W~~	142,188	~~W~~	2,735	~~W~~	31,558	~~W~~	1,066,694

[1]	Borrowing transactions include lease transactions.

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund No.5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,460
KTIS Corporation		—		—		—		7		—
KT Estate Inc.		—		—		38		21,172		—
KT Engineering Co., Ltd.		—		—		—		2		—
KT Studio Genie Co., Ltd.		102		102		—		—		220,687
KT M&S Co., Ltd.		37,700		32,950		—		—		—
Skylife TV Co., Ltd.		—		—		—		—		(3,000)
KT Linkus Co., Ltd.		—		—		—		1		—
KT ES Pte. Ltd.		—		—		—		—		93,440
Others		14		—		—		19		6,815

47

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		1,000
K-REALTY CR REIT 1		—		—		—		11,767		—
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		7,700
KT-IBKC Future Investment Fund 1		—		—		—		—		(4,940)
Others		—		—		—		—		4,280

Total	~~W~~	37,816	~~W~~	33,052	~~W~~	38	~~W~~	32,968	~~W~~	332,442

[1]	Borrowing transactions include lease transactions.

As at September 30, 2022, the Company entered into a credit card agreement with a limit of ~~W~~9,000 million (December 31, 2021: ~~W~~4,752 million) with BC Card Co., Ltd.

The Company has an obligation to invest in KB Three Telecommunications Companies ESG Fund, a related party, and others according to the agreement. As at September 30, 2022, the Company is planning to make an additional investment of ~~W~~20,300 million.

48

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

28.	Fair Value

During the period ended September 30, 2022, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022				December 31, 2021
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,645,052		[1]	~~W~~	1,708,714		[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,502,547		[1]		3,350,104		[1]
Financial assets at fair value through other comprehensive income		277,124	277,214			491,713	491,713
Other financial assets
Financial assets measured at amortized cost		176,372		[1]		72,501		[1]
Financial assets at fair value through profit or loss		420,001	420,001			299,410	299,410
Financial assets at fair value through other comprehensive income		1,234,601	1,234,601			226,331	226,331
Derivative financial assets for hedging		518,518	518,518			97,021	97,021

Total	~~W~~	7,774,215			~~W~~	6,245,794

Financial liabilities
Trade and other payables	~~W~~	5,389,492		[1]	~~W~~	5,783,330		[1]
Borrowings		8,208,665	7,665,168			6,949,654	7,081,027
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,329	5,329			5,329	5,329
Derivative financial liabilities for hedging		222	222			18,050	18,050

Total	~~W~~	13,603,708			~~W~~	12,756,363

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

49

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(2)	Fair Value Hierarchy

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	277,124	~~W~~	—	~~W~~	277,124
Other financial assets
Financial assets at fair value through profit or loss		152		—		419,849		420,001
Financial assets at fair value through other comprehensive income		1,039,134		—		195,467		1,234,601
Derivative financial assets for hedging		—		518,518		—		518,518

Total	~~W~~	1,039,286	~~W~~	795,642	~~W~~	615,316	~~W~~	2,450,244

Liabilities
Borrowings	~~W~~	—	~~W~~	7,665,168	~~W~~	—	~~W~~	7,665,168
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		5,329		5,329
Derivative financial liabilities for hedging		—		222		—		222

Total	~~W~~	—	~~W~~	7,665,390	~~W~~	5,329	~~W~~	7,670,719

50

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		147		—		299,263		299,410
Financial assets at fair value through other comprehensive income		35,510		—		190,821		226,331
Derivative financial assets for hedging purpose		—		65,456		31,565		97,021

Total	~~W~~	35,657	~~W~~	557,169	~~W~~	521,649	~~W~~	1,114,475

Liabilities
Borrowings	~~W~~	—	~~W~~	7,081,027	~~W~~	—	~~W~~	7,081,027
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		5,329		5,329
Derivative financial liabilities for hedging		—		18,050		—		18,050

Total	~~W~~	—	~~W~~	7,099,077	~~W~~	5,329	~~W~~	7,104,406

51

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(in millions of Korean won)	September 30, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329
Amount recognized in profit or loss		15,366		—		—		—
Acquisitions		105,360		4,646		—		—
Reclassification		—		—		—		—
Disposals		(140)		—		(31,565)		—

Ending balance	~~W~~	419,849	~~W~~	195,467	~~W~~	—	~~W~~	5,329

(in millions of Korean won)	September 30, 2021
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	155,695	~~W~~	21,035	~~W~~	(4,194)
Amount recognized in profit or loss		—		—		42,898
Amount recognized in other comprehensive income		—		—		(5,589)
Acquisitions		66,520		25,570		—
Reclassifications		(18,044)		14,357		—
Disposals		(4,029)		—		—

Ending balance	~~W~~	200,142	~~W~~	61,142	~~W~~	33,115

52

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at September 30, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	September 30, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	277,124	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		419,849	3	DCF Model, Adjusted net asset model, Binomial option pricing model
Financial assets at fair value through other comprehensive income		195,467	3	Market approach model
Derivative financial assets for hedging		518,518	2	DCF Model
Liabilities
Borrowings		7,665,168	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		5,329	3	Binomial option pricing model
Derivative financial liabilities for hedging		222	2	DCF Model

(in millions of Korean won)	December 31, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		299,263	3	DCF Model, Adjusted net asset model, Binomial option pricing model
Financial assets at fair value through other comprehensive income		190,821	3	Market approach model
Derivative financial assets for hedging		65,456	2	DCF Model
		31,565	3	Hull-White Model, DCF Model
Liabilities
Borrowings		7,081,027	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,329	3	Binomial option pricing model
Derivative financial liabilities for hedging purpose		18,050	2	DCF Model

53

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	831	~~W~~	2,257
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(831)		(1,069)

IV. Ending balance (I+II+III)	~~W~~	—	~~W~~	1,188

54